Exhibit 99.1

Notice of Meeting

and

Management Information Circular

for the

Annual and Special Meeting of Shareholders

April 2, 2024

at 11:00 a.m. (Toronto time)

Virtual Meeting via Live Webcast

www.virtualshareholdermeeting.com/CIGI2024

______________________________

Dear Shareholders,

Colliers’ resilient 2023 performance was rooted in diversified revenues, enterprising culture, and top talent, all of which will continue to fuel our growth for decades to come.

Colliers delivered solid financial results in 2023 in the face of challenging economic conditions. During the year, Outsourcing & Advisory and Investment Management grew rapidly, partially offsetting market-driven revenue declines in transaction services caused by higher interest rates and debt availability.

Over the past seven years, Colliers has taken deliberate, strategic steps to become a more diversified and resilient professional services and investment management company. Today, more than 70% of our earnings come from high-value recurring services. With our exciting pipeline of new growth opportunities, we will continue to scale our business geographically and across all service lines.

During 2023, Colliers remained on the offensive, completing three important additions to our Engineering and Project Management businesses in the U.S. and Asia Pacific after a record year of growth in 2022. In Investment Management, we raised $3 billion in new capital in a soft fundraising environment and deployed capital across our alternatives, infrastructure, traditional real estate and credit asset classes, taking advantage of favourable pricing conditions.

Our intense focus on creating value for shareholders, together with our enterprising culture, has always been the differentiator. Culture takes years to establish and then nurture, making it difficult for others to replicate. Our leadership teams around the world are incentivized to make smart and informed business decisions quickly. We empower them to seize opportunities and adapt to changing circumstances to ensure our clients receive the best possible advice and execution.

Further, the strength of our culture enables us to find and retain top talent and attract new opportunities to Colliers under our unique partnership philosophy. Executives of businesses we’ve acquired are motivated to continue to accelerate their success through equity retention, access to our global brand and resources, and the freedom to operate in an entrepreneurial environment. I am proud of our 19,000 professionals and teams around the world who share a belief in collaboration, integrity, work ethic, thinking differently and acting with agility to achieve outstanding results.

As a leader in the industry, Colliers plays an important role in tackling major challenges such as climate change and inequality. We remain committed to furthering our efforts – from setting and achieving ambitious sustainability targets for our own operations to providing intelligent ESG expertise and solutions for our clients. In December, we signed the World Green Building Council’s Net Zero Carbon Buildings Commitment, calling for emissions from buildings globally to be halved by 2030.

Building an increasingly diverse workforce and a sense of belonging is also a key priority. We place heavy emphasis on inspiring talent to reach their highest potential, providing excellent career advancement opportunities, fostering an inclusive environment, and treating our people fairly. Last year, Colliers was recognized by Forbes as one of the World’s Best Employers and World’s Top Companies for Women and was included in The Globe & Mail’s Women Lead Here list of companies with the highest executive gender diversity.

In 2023, we also launched Colliers Gives, our global volunteer program designed to bring our people together and make a difference in communities where we live and work. We are doing more every day to weave ESG into the fabric of our organization and accelerate our positive impact. Full details are available in our annual Global Impact Report.

Equipping our people with the best technology and data is another ingredient of our success. We are focused on providing unrivalled insights, simplifying processes, and building strong operating applications across our global organization. Looking forward, I am excited about taking our global data platform to the next level and making measured investments in productivity, efficiency, risk management, and data governance that will enable future growth.

With our proven business model, strength of culture, as well as our exceptional leadership teams and people, I have never been more optimistic about our future. For almost 30 years, we have delivered approximately 20% compound annual investment returns for shareholders – an enviable record of achievement that speaks volumes about the Colliers Way of operating.

Thank you to our clients, Board of Directors, business leaders, professionals, and fellow shareholders for your ongoing partnership, commitment, and support as we continue to strengthen our competitive position and build a premier, trusted global professional services and investment management firm. I have great confidence that Colliers is well positioned to succeed for many years to come.

Jay S. Hennick
Global Chairman and Chief Executive Officer

COLLIERS INTERNATIONAL GROUP INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THIS BOOKLET EXPLAINS:

•	Details of the matters to be voted upon at the annual and special meeting (the "Meeting") of shareholders of Colliers International Group Inc. ("Colliers"); and

•	How to exercise your vote even if you are unable to virtually attend the Meeting.

THIS BOOKLET CONTAINS:

•	The notice of annual and special meeting of shareholders (the "Notice of Meeting");

•	A management information circular (the "Circular"); and

•	For registered shareholders, a form of proxy (a "Form of Proxy"), and for beneficial shareholders, a voting instruction form, that may be used to vote their shares without attending the Meeting.

This Circular and Form of Proxy are furnished in connection with the solicitation of proxies by or on behalf of management of Colliers for use at the Meeting to be held on April 2, 2024, at 11:00 a.m. (Toronto time).

At the Meeting, management will report on Colliers' performance for the year ended December 31, 2023 and Colliers' plans for the coming year. The Meeting will deal with, among other things, the usual matters of governance, including the presentation of financial results, the election of directors and the appointment of auditors, an amendment to Colliers’ stock option plan and a non-binding advisory resolution on Colliers' approach to executive compensation. Your presence, or at least your vote if you are unable to attend the Meeting virtually, is important.

REGISTERED SHAREHOLDERS

A Form of Proxy is enclosed that may be used to vote your shares if you are unable to attend the Meeting virtually. Instructions on how to vote using this Form of Proxy are found in the Circular.

NON-REGISTERED BENEFICIAL SHAREHOLDERS

If your shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an "Intermediary"), you must carefully follow the instructions provided by your Intermediary with this booklet.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Colliers is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of Colliers International Group Inc. ("Colliers") will be held virtually on April 2, 2024, at 11:00 a.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of Colliers for the year ended December 31, 2023 and the Report of Independent Registered Public Accounting Firm thereon;

2.	to appoint PricewaterhouseCoopers LLP as the independent registered public accounting firm of Colliers and to authorize the directors to fix their remuneration;

3.	to elect the directors of Colliers for the ensuing year;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving an amendment to the Colliers stock option plan to increase the maximum number of subordinate voting shares reserved for issuance pursuant to the exercise of stock options granted thereunder, all as more particularly set forth and described in the Management Information Circular (the “Circular") accompanying this notice;

5.	to consider and, if deemed advisable, pass a non-binding advisory resolution on Colliers' approach to executive compensation; and

6.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The board of directors of Colliers has fixed the close of business on March 1, 2024 as the record date for determining shareholders of record who are entitled to receive notice of the Meeting and to attend and vote at the Meeting, or at any adjournment(s) or postponement(s) thereof.

Colliers will be holding the Meeting virtually this year. Registered shareholders and duly appointed proxyholders will have the opportunity to attend the meeting online, submit questions, and vote in real time through a web-based platform instead of attending the meeting in person. Non-registered or beneficial shareholders who have not appointed themselves as proxyholder will be able to attend the meeting as guests and ask questions, but will not be able to vote. Shareholders will not be able to attend the meeting in person. Colliers encourages all shareholders to vote in advance of the Meeting by proxy. Please see the section entitled "Virtual Meeting" on page 2 of the Circular for detailed instructions on how to attend and participate at the meeting.

In order to attend the Meeting virtually, shareholders are required to log in to www.virtualshareholdermeeting.com/CIGI2024 at least fifteen (15) minutes prior to the start of the Meeting. Alternatively, shareholders can take steps to submit their votes by proxy by following the instructions below and as further set out in the accompanying Circular.

If you are a registered shareholder and are unable to attend the Meeting virtually, please complete, sign, date and return the enclosed form of proxy to Broadridge in the business reply envelope provided, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Further information with respect to voting by proxy is included in the accompanying Circular.

DATED at Toronto, Ontario this 15th day of February, 2024.

By Order of the Board of Directors

Matthew Hawkins
Vice President, Legal Counsel and Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

April 2, 2024

GENERAL PROXY MATTERS

Introduction

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management (“Management”) of Colliers International Group Inc. (“Colliers”) and its board of directors (the “Board”) for use at the annual and special meeting of shareholders of Colliers (the “Meeting”) to be held virtually for the purposes set forth in the accompanying notice of Meeting (the “Notice of Meeting”), and at any adjournment(s) or postponement(s) thereof. The Circular’s purpose is to:

•	explain how you, as a shareholder of Colliers, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

•	request that you authorize the Lead Director (or his alternate) to vote on your behalf in accordance with your instructions set out on the accompanying form of proxy;

•	inform you about the business to be conducted at the Meeting, including the election of directors of Colliers, the appointment of the independent registered public accounting firm of Colliers for the coming year, an amendment to Colliers’ stock option plan and a non-binding advisory resolution on Colliers’ approach to executive compensation; and

•	give you some important background information to assist you in deciding how to vote.

Colliers provides detailed information on its business and financial results on its website located at www.colliers.com. Colliers’ news releases and other prescribed documents are required to be filed on the electronic database maintained by the Canadian Securities Administrators (known as SEDAR+) located at www.sedarplus.ca and by the U.S. Securities and Exchange Commission (the "SEC") (known as EDGAR) located at www.sec.gov. A copy of this Circular is available on SEDAR+ and EDGAR.

Unless otherwise specifically stated, all information set forth herein is given as at February 15, 2024. In this Circular, references to "$", "C$" and "Canadian dollars" are to the lawful currency of Canada and references to "US$" and "United States dollars" are to the lawful currency of the United States of America. All dollar amounts herein are in Canadian dollars, unless otherwise stated. The address of the registered office of Colliers is 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

Virtual Meeting

The Meeting is being held in a virtual-only format. The Meeting will be hosted online by way of a live audio webcast. Shareholders will not be able to attend the Meeting in person.

Shareholders who wish to attend the Meeting virtually can do so by visiting www.virtualshareholdermeeting.com/CIGI2024, entering the control number located on their form of proxy or voting instruction form and logging in at least fifteen (15) minutes prior to the start of the Meeting. Shareholders unable to attend the Meeting virtually will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on Colliers' website.

Attending the Meeting online enables registered shareholders and duly appointed proxyholders to participate at the Meeting. Registered shareholders and duly appointed proxyholders can vote at the appropriate times during the Meeting.

It is recommended that shareholders and proxyholders submit their questions as soon as possible during the Meeting so they can be addressed at the right time. Questions may be submitted in writing by using the relevant dialog box in the function “Ask a question” during the Meeting. All shareholders and duly appointed proxyholders may ask questions during the question period.

The Chair of the Meeting and/or other members of management present at the Meeting will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed by the Chair of the Meeting and other members of management at the end of the Meeting during the question period.

So that as many questions as possible are answered, shareholders and duly appointed proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related will be grouped, summarized and answered together.

All shareholder questions are welcome. However, Colliers does not intend to address questions that:

•	are irrelevant to Colliers or to the business of the meeting;

•	are related to non-public information;

•	are derogatory or otherwise offensive;

•	are repetitive or have already been asked by other shareholders;

•	are in furtherance of a shareholder’s personal or business interests; or

•	are out of order or not otherwise appropriate as determined by the chair or Secretary of the Meeting in their reasonable judgment.

For any questions asked but not answered during the Meeting, a member of Colliers’ management will contact such shareholder to respond to its question to the extent the shareholder has provided its email address when submitting its question.

In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action as the Chair determines is appropriate considering the circumstances.

Solicitation of Proxies

The form of proxy accompanying this Circular is being solicited on behalf of Management in connection with the Meeting. The solicitation of proxies will be primarily by mail, but some proxies may be solicited by newspaper publication, personal interviews, email, telephone or facsimile communication by directors, officers or employees (or representatives thereof) of Colliers, who will not be specifically compensated therefor, or agents of Colliers who will be specifically compensated therefor.

Management does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer this Circular and related Meeting materials, and in the case of an objecting beneficial owner, the objecting beneficial owner will not receive these materials unless the objecting beneficial owner's intermediary assumes the cost of delivery.

Information for Registered Shareholders

A registered holder may vote in any of the ways set out below:

Virtually at the Meeting: A registered shareholder who wishes to vote virtually at the Meeting should not complete or return the form of proxy included with this Circular, and instead will have their votes taken virtually at the Meeting. The control number located on the form of proxy or in the email notification you received is required to log in to the Meeting.

Voting by Internet: A registered shareholder may submit his or her proxy over the Internet by going to www.proxyvote.com and entering the 16-digit control number noted on the form of proxy.

Voting by Mail: Complete, sign, date and return the form of proxy to Data Processing Center, PO Box 3700, STN Industrial Park, Markham, Ontario, L3R 9Z9.

Information for Non-Registered Shareholders

Holders of Shares who are Non-Registered Shareholders

Subject to applicable laws, the only shareholders entitled to vote at the Meeting are those whose names have been entered into Colliers' register as holders of subordinate voting shares or multiple voting shares (each, a "Registered Shareholder"). However, the shares of the majority of Colliers' shareholders are not held in their own name, but rather are registered in the name of nominee accounts (the "Non-Registered Shareholders"), usually The Canadian Depository for Securities Limited ("CDS"). CDS acts as clearing agent for brokers and other intermediaries (the "Intermediaries") who, in turn, act on behalf of the holders of Colliers shares.

As a result, Non-Registered Shareholders can only exercise their rights as beneficial owners of voting shares through CDS or a participant in the CDS depository service. This means that in order for Non-Registered Shareholders to exercise their rights to vote their shares at the Meeting, they must provide voting instructions to the Registered Shareholder.

If Non-Registered Shareholders wish to vote their shares, they must carefully review and follow the voting instructions provided by their Intermediary.

Delivery of Voting Instructions by Non-Registered Shareholders

Applicable regulatory policies require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure their Colliers shares are voted at the Meeting. Generally, Non-Registered Shareholders who receive meeting materials will be given either:

(a)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Colliers shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should complete the rest of the form of proxy and deliver the proxy in accordance with the instructions provided by the Intermediary; or

(b)	a voting instruction form which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. In some cases, the completion of the voting instruction form by telephone or the internet is permitted.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Colliers shares that they beneficially own. These procedures do not permit a Non-Registered Shareholder to vote Colliers shares virtually at the Meeting unless they appoint themselves, or some other individual who need not be a shareholder.

Voting at the Meeting by Non-Registered Shareholders

A Non-Registered Shareholder who receives a form of proxy or a voting instruction form and wishes to vote at the Meeting virtually should, in the case of a form of proxy, strike out the names of the persons designated in the form of proxy and insert the Non-Registered Shareholder's name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Appointment of Proxyholder

The individuals specified as proxyholders in the enclosed form of proxy are representatives of Management and are directors and/or officers of Colliers. A shareholder may, by properly marking, executing and depositing the accompanying form of proxy or voting instruction form, appoint as proxyholder the individuals named in the accompanying form of proxy or voting instruction form, or some other individual or entity, who need not be a shareholder. This latter right may be exercised by striking out the names of the designated individuals and inserting the name of such other proxyholder in the blank space provided in the enclosed form of proxy or voting instruction form or by completing another proxy in proper form. The proxyholder may virtually attend and act for the shareholder at the Meeting and any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder and wish to vote at the Meeting you can log on to the virtual meeting using the 16-digit control number located on your form of proxy. A registered or beneficial shareholder who wishes to have a third-party virtually attend and vote on your behalf, MUST submit your form of proxy or voting instruction form, appointing that third-party as proxyholder.

We encourage you to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will reduce the risk of any mail disruptions in the current environment and will allow you to share the Appointee Information you have created with any other person you have appointed to represent you at the Meeting more easily. If you do not designate the Appointee Information when completing your form of proxy or voting information form or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to access and vote at the Meeting on your behalf, that other person will not be able to access the Meeting and vote on your behalf.

You must provide your Appointee the exact name and eight-character Appointee Identification Number to access the Meeting. Appointees can only be validated at the Meeting using the exact name and eight-character Appointee Identification Number you enter.

If you do not create an eight-character Appointee Identification Number, your appointee will not be able to access the Meeting.

Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting. Failure to provide the proxyholder with your eight-character Appointee Identification Number and the exact Appointee Name will result in the proxyholder not being able to ask questions or vote at the Meeting.

If you are a Non-Registered Shareholder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting instruction form sent to you, and contact your intermediary to obtain instructions on how to obtain credentials to attend and vote at the virtual meeting.

Execution and Deposit of Proxy

If a shareholder is an individual, the form of proxy must be executed by the shareholder or a duly authorized attorney of the Registered Shareholder. If a shareholder is a corporation or other form of entity, the form of proxy must be executed by a duly authorized attorney or officer of the corporation or other form of entity. Where a form of proxy is executed by an attorney or officer of a corporation or other form of entity, the authorizing documents (or notarized copies thereof) may be requested to accompany the form of proxy. To be valid, an executed form of proxy must be received at the offices of Broadridge, 2601-14th Avenue, Markham, Ontario, Canada, L3R 0H9, or if by such other method as is identified in the form of proxy, in accordance with the instructions set out in the form of proxy, in any case, not later than 11:00 a.m. (Toronto time) on March 27, 2024 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

Manner Proxies Will Be Voted

The Colliers shares represented by the accompanying form of proxy will be voted or be withheld from voting, as the case may be, on any ballot that may be called for at the Meeting and, subject to the provisions of the Business Corporations Act (Ontario) ("OBCA"), where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. If a shareholder does NOT specify how to vote on a particular matter, the proxyholder is entitled to vote the Colliers shares as he or she sees fit. Please note that if a completed form of proxy does not specify how to vote on any particular matter, and if a shareholder has authorized either of the individuals named therein to act as proxyholder (by leaving the line for the proxyholder's name blank on the form of proxy), your Colliers shares will be voted at the Meeting as follows:

•	FOR the election of the ten nominees to the board of directors of Colliers;

•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the independent registered public accounting firm of Colliers and to authorize the board of directors of Colliers to fix their remuneration;

•	FOR approving the amendment to the Colliers stock option plan to increase the maximum number of subordinate voting shares reserved for issuance pursuant to the exercise of stock options granted thereunder; and

•	FOR the approval of the non-binding advisory resolution on Colliers' approach to executive compensation.

For more information on these matters, please see the section entitled "Business of the Meeting" below. If any other matters properly arise at the Meeting that are not described in the Notice of Meeting, or if any amendments are proposed to the matters described in the Notice of Meeting, a proxyholder is entitled to vote the Colliers shares as he or she sees fit. The Notice of Meeting sets out all the matters to be determined at the Meeting that are known to Management as of February 15, 2024.

Revocability of Proxy

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, duly executing another form of proxy bearing a later date and depositing it before the specified time, or may be made by written instrument revoking such proxy executed by the shareholder or by his or her attorney authorized in writing and deposited either at the registered office of Colliers at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. If such written instrument is deposited with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

If you are using a 16-digit control number located on your form of proxy to log in to the Meeting, you will not be revoking any previously submitted proxies. However, if you vote on a ballot you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Meeting. You may also choose to enter the Meeting as a guest.

Quorum

The by-laws of Colliers provide that the presence of any two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, constitutes a quorum. If a quorum is present at the opening of the Meeting, the shareholders present or represented by proxy may proceed with the business of the Meeting, notwithstanding that a quorum is not present throughout the Meeting.

Voting Results

Voting results of the Meeting will be filed on SEDAR+ at www.sedarplus.ca following the Meeting. Voting results on each of the matters voted on at Colliers' annual meeting of shareholders held on April 5, 2023 (together with the preceding year, as applicable) are as follows:

Brief Description of Matter Voted Upon	Outcome of the Vote(1)
	2023		2022
	Approved	By	Approved	By
Appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of Colliers	Yes	89.43%	Yes	91.88%
The election of each of the following nominees as members of the Board:
John (Jack) P. Curtin, Jr. Christopher Galvin Jane Gavan Stephen J. Harper Jay S. Hennick Katherine M. Lee Poonam Puri Benjamin F. Stein L. Frederick Sutherland Edward Waitzer	Yes Yes Yes Yes Yes Yes Yes Yes Yes N/A	88.36% 98.67% 78.28% 97.58% 97.58% 91.39% 93.29% 91.49% 97.68% N/A	Yes Yes Yes Yes Yes Yes Yes Yes Yes N/A	87.06% 99.52% 93.30% 98.60% 98.01% 96.45% 99.91% 96.40% 98.70% N/A
Amendment to Colliers Stock Option Plan	N/A	N/A	Yes	70.67%
Advisory resolution regarding executive compensation	Yes	61.43%	Yes	66.04%

__________

Notes:

(1)	In 2023 and 2022, the number of votes listed in the above table reflects proxies received by Management in advance of the applicable meeting.

Authorized Capital, Outstanding Shares and Principal Holders of Shares

The authorized capital of Colliers consists of an unlimited number of preference shares, issuable in series, an unlimited number of subordinate voting shares (the "Subordinate Voting Shares") and an unlimited number of multiple voting shares (the "Multiple Voting Shares", and together with the Subordinate Voting Shares, the "Common Shares"). The holders of Subordinate Voting Shares are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of Colliers. The holders of Multiple Voting Shares are entitled to twenty (20) votes in respect of each Multiple Voting Share held at all meetings of the shareholders of Colliers. Voting at the Meeting will be by show of hands, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the Meeting.

As at February 15, 2024, Colliers has outstanding 46,238,682 Subordinate Voting Shares (having 63.6% of the total votes attached to all Common Shares) and 1,325,694 Multiple Voting Shares (having 36.4% of the total votes attached to all Common Shares). Only those holders of outstanding Common Shares of record at the close of business on March 1, 2024 (the "Record Date") are entitled to vote their Common Shares at the Meeting or any adjournment(s) thereof. The Record Date was fixed by the Board.

Voting at the Meeting will be by way of online ballot submitted via the virtual meeting provider platform at www.virtualshareholdermeeting.com/CIGI2024. Each shareholder will be entitled to vote with respect to such number of Common Shares shown as registered in his, her or its name on the list of shareholders as of the Record Date prepared by Colliers, which list is available for inspection by shareholders at the Meeting or, after the 10th day following the Record Date, during usual business hours at the registered office of Colliers or the office of the registrar and transfer agent of the Subordinate Voting Shares and/or Multiple Voting Shares.

The following table sets forth, as at February 15, 2024, the only persons who, to the knowledge of the directors and executive officers of Colliers, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding Subordinate Voting Shares or Multiple Voting Shares, the approximate number of outstanding Subordinate Voting Shares and Multiple Voting Shares beneficially owned, or controlled or directed, directly or indirectly, by such persons and the percentage of outstanding Subordinate Voting Shares and Multiple Voting Shares and votes represented by the number of Subordinate Voting Shares and Multiple Voting Shares so owned or controlled or directed:

	Number of Common Shares Owned or Controlled or Directed		Percentage of		Percentage of
	Subordinate Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Multiple Voting Shares	Total Common Shares	Total Votes
Jay S. Hennick (1) Toronto, Ontario	5,222,987	1,325,694	11.3%	100.0%	13.8%	43.6%

___________

Notes:

(1)	Subordinate Voting Shares and Multiple Voting Shares are held by FSV Shares LP, FSV Shares III LP, Henset Capital Inc., and The Jay & Barbara Hennick Foundation, entities controlled by Mr. Hennick.

Certain Rights of Holders of Subordinate Voting Shares

The following is a summary of the rights attaching to the Subordinate Voting Shares in the event that a take-over bid is made for Multiple Voting Shares. Reference should be made to the articles of Colliers for the full text of these provisions.

If a take-over bid (as defined in the Securities Act (Ontario)) is made to the holders of the Multiple Voting Shares, each Subordinate Voting Share shall become convertible into a Multiple Voting Share at the option of the holder thereof at any time during the period commencing on the eighth day after the date on which the offer is made and ending on the last date upon which holders of Multiple Voting Shares will be entitled to accept the offer. However, this conversion right shall not come into effect if:

(a)	an identical offer is made concurrently to purchase Subordinate Voting Shares (if any are then issued and outstanding), which offer has no condition attached to it other than the right to not take-up and pay for shares tendered if no shares are purchased pursuant to the take-over bid for Multiple Voting Shares;

(b)	holders of more than 50% of the issued and outstanding Multiple Voting Shares deliver a certificate or certificates to Colliers' transfer agent certifying that such holders will not deposit such Multiple Voting Shares under the take-over bid therefor; or

(c)	the take-over bid for Multiple Voting Shares is not completed by the offeror.

The articles of Colliers provide that a holder of Multiple Voting Shares is entitled at any time and from time to time to convert all or any part of the Multiple Voting Shares held by such holder into Subordinate Voting Shares on a share-for-share basis, upon irrevocable notice.

Jay S. Hennick and Henset Capital Inc. (the "Multiple Voting Shareholder") are subject to an agreement (the "Trust Agreement") with TSX Trust Company (the "Trustee") and Colliers in order to provide the holders of Subordinate Voting Shares with certain additional rights in the event that a take-over bid, having certain characteristics, is made for the Multiple Voting Shares. Under applicable securities law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares.

The Trust Agreement prevents the sale, directly or indirectly, of Multiple Voting Shares owned by the Multiple Voting Shareholder pursuant to a take-over bid at a price per share in excess of 115% of the then current market price of the Subordinate Voting Shares as determined under applicable legislation. This prohibition does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares. Further restrictions on transactions involving the Multiple Voting Shares at a price that is greater than the current market price of the Subordinate Voting Shares are also set out in the New Trust Agreement (as defined and discussed below).

The Trust Agreement provides, among other things, that prior to any direct or indirect transfer of any or all of the Multiple Voting Shares owned by the Multiple Voting Shareholder to any party other than a member of the Hennick Family (as defined below), the transferred Multiple Voting Shares will be automatically converted to Subordinate Voting Shares. The Trust Agreement does not prevent certain indirect sales resulting from the transfer of shares of a corporation which, directly or indirectly, controls or is controlled by the Multiple Voting Shareholder or Colliers where the transferor and transferee are members of the Hennick Family and the transferee is the spouse or child of the transferor and where the sale is otherwise made in accordance with applicable law. The phrase "Hennick Family" is defined to mean: (i) Jay S. Hennick; (ii) the spouse, children or estate of Jay S. Hennick; (iii) a trust, the sole beneficiaries of which are any of the foregoing; and (iv) any and all corporations or entities which are directly or indirectly controlled by any of the foregoing.

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. No holder of Subordinate Voting Shares has the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares after provision of reasonable funds and indemnity to the Trustee.

Holders of Subordinate Voting Shares may have additional rights under applicable securities legislation in the event of a take-over bid.

The Trust Agreement cannot be amended, varied or modified and no provision thereof will be waived, except with the approval of at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, which two-thirds majority must include a simple majority of the votes cast by the holders of Subordinate Voting Shares, excluding any person who owns Multiple Voting Shares, is an affiliate of a person who owns Multiple Voting Shares or is a person who has an agreement to purchase Multiple Voting Shares prior to giving effect to the amendment, variation, modification or waiver.

Additionally, on April 16, 2021, Mr. Hennick and the Multiple Voting Shareholder entered into an additional trust agreement (the “New Trust Agreement”) relating to the Multiple Voting Shares. The New Trust Agreement provides that the Multiple Voting Shares will convert into Subordinate Voting Shares on a one-for-one basis and for no additional consideration or premium upon the earliest to occur of: (a) the date that the sum of the number of Multiple Voting Shares and Subordinate Voting Shares held by Mr. Hennick and the Multiple Voting Shareholder, together with their associates and affiliates, is less than 4,000,000 (subject to adjustment and including ownership of securities convertible into Subordinate Voting Shares); (b) 24 months after the termination of the Management Services Agreement (as defined below) as a result of Mr. Hennick’s death, disability, voluntary resignation or the occurrence of certain other specific events set out in the Management Services Agreement; and (c) September 1, 2028. Additionally, the New Trust Agreement provides that Mr. Hennick and the Multiple Voting Shareholder will not sell any Multiple Voting Shares at a price greater than the market price of the Subordinate Voting Shares on the date of the agreement to sell such shares unless through the facilities of the NASDAQ or TSX, pursuant to a take-over bid, or similar transaction, where there is a concurrent offer made to, or acquisition from, the holders of all of the Subordinate Voting Shares on terms that are at least as favorable to the holders of Subordinate Voting Shares as those made to Mr. Hennick or the Multiple Voting Shareholder, pursuant to an issuer bid or pursuant to the granting of a permitted security interest. The provisions related to any amendment, variation, modification or waiver under the New Trust Agreement are consistent with those set out in the Trust Agreement.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of Colliers. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines (collectively, the "Corporate Governance Rules"), Colliers is required to disclose information relating to its corporate governance practices, which disclosure is set out herein. Colliers is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards. Colliers believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices.

In addition, Colliers believes that director, officer and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, the Board has adopted a Code of Ethics and Conduct, which code applies to all directors, officers and employees of Colliers and its subsidiaries. The Code of Ethics and Conduct can each be viewed on Colliers' website (www.colliers.com). Any deviations from the Code of Ethics and Conduct are required to be reported to an employee's supervisor and, if appropriate, Colliers' Chief Financial Officer or Vice President, Legal Counsel and Corporate Secretary and the Board. Furthermore, Colliers maintains an ethics hotline, Colliers Direct, and an ethics hotline policy in which any director, officer and employee of Colliers or its subsidiaries has a responsibility to report any activity or suspected activity of which he or she may have knowledge relating to the integrity of Colliers' financial reporting or which otherwise might be considered sensitive in preserving Colliers' reputation. Colliers Direct is also available for third parties to submit reports or complaints. All reports made to the ethics hotline are reviewed by the Audit & Risk Committee.

With respect to the United States, Colliers is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of The NASDAQ Global Select Market ("NASDAQ"), in each case, as applicable to foreign private issuers like Colliers. Most of the NASDAQ corporate governance standards are not mandatory for Colliers as a foreign private issuer, but Colliers is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. issuers listed on NASDAQ under NASDAQ corporate governance standards. Except as may be summarized on Colliers' website, www.colliers.com, Colliers is in compliance with the NASDAQ corporate governance standards.

Board Composition

The Board is currently comprised of ten members. A majority of the Board is comprised of independent directors. Nine of the current ten members of the Board (or 90.0%), being John (Jack) P. Curtin, Jr., Christopher Galvin, Jane Gavan, Stephen J. Harper, Katherine M. Lee, Poonam Puri, Benjamin F. Stein, L. Frederick Sutherland and Edward Waitzer are considered by the Board to be independent directors within the meaning of the Corporate Governance Rules as each has "no direct or indirect material relationship" with Colliers. Jay S. Hennick, the other Board member and Chairman of the Board, is not an independent director within the meaning of the Corporate Governance Rules as he is a member of management of Colliers. In deciding whether a particular director is or is not an independent director, the Board examined the factual circumstances of each director and considered them in the context of many factors. Each of the nominees for election to the Board at the Meeting are current members of the Board.

Majority Voting Policy

The Board has adopted a majority voting policy for the election of directors. See "Business of the Meeting – Election of Directors".

Policy on Director's Tenure and Priorities

The Board has adopted a policy relating to a director's tenure and priorities. Under this policy, upon a Colliers director reaching the age of 75, and on each anniversary thereafter for so long as such individual continues to serve as a director, such director must tender his or her written resignation from the Board to the Nominating & Corporate Governance Committee (the "Governance Committee"). The Governance Committee will, within 30 days, consider the resignation offer and will recommend to the Board whether or not to accept it. The Board will thereafter act on the Governance Committee's recommendation within 30 days. If a resignation is accepted, it will be effective either: (i) prior to the commencement of the next annual meeting of Colliers' shareholders at which directors are to be elected; or (ii) upon acceptance of such offer of resignation by the Board, as determined by the Board. In addition, this policy provides that upon initially becoming a director of Colliers, and at each annual Board meeting occurring immediately prior to the annual meeting of Colliers' shareholders at which directors are to be elected, each director will represent to the Board that membership on the Board and the carrying out of such director's Board and committee duties is one of such director's "top three" priorities and that such director's personal or professional circumstances do not adversely affect such director's ability to effectively serve as a director of Colliers.

Independent Lead Director

The Board recognizes the importance of independent leadership on the Board, as evidenced by its designation of John (Jack) P. Curtin, Jr., an independent director, as Lead Director, thereby separating the roles of Lead Director (Mr. Curtin) and Chairman and CEO (Mr. Hennick). The Board has adopted a formal position description for the Lead Director, which requires that the Board appoint an independent director as Lead Director in the event that the Chairman of the Board is not independent. The formal position description for the Lead Director provides that the Lead Director will facilitate the functioning of the Board independently of management of Colliers and provide independent leadership to the Board, with the following included as part of the Lead Director's responsibilities: (i) reviewing with the Chairman and CEO items of importance for consideration by the Board; (ii) consulting and meeting with any or all of the independent directors and representing such directors in discussions with management of Colliers on corporate governance issues and other matters; (iii) recommending, where necessary, the holding of special meetings of the Board; (iv) promoting best practices and high standards of corporate governance; and (v) assisting in the process of conducting director evaluations.

Chairman

As Chairman of the Board, Mr. Hennick provides leadership to directors in discharging their mandate, including by leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time, promoting cohesiveness among the directors and being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The Chairman of the Board is responsible for taking all reasonable measures to ensure that the Board fully executes its responsibilities. The Board has adopted a formal position description for the Chairman of the Board, which position description provides, among other things, that the Chairman will: (i) ensure that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of Colliers; (ii) arrange for an appropriate information package to be provided on a timely basis to each director in advance of a Board meeting and monitoring the adequacy of materials provided to the directors in connection with the Board's' deliberations; (iii) ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present; and (iv) in conjunction with the relevant committee of the Board (and its Chair), review and assess the directors' meeting attendance records and the effectiveness and performance of the Board, its committees (and their Chairs) and individual directors. The position description for the Chairman also provides that, in the event the Chairman is not independent, the Board appoint an independent Lead Director to carry out the responsibilities set out in the position description of the Lead Director.

Board Mandate

The Board has adopted a written Board mandate, which mandate provides that the Board is responsible for the stewardship of Colliers and requires the Board to oversee the conduct of the business and affairs of Colliers (both directly and through committees) and approve Colliers' goals, objectives and strategies. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of Colliers' business. The Board mandate is annexed hereto as Appendix A and can also be viewed on Colliers' website (www.colliers.com). The Board mandate further provides that all members of the Board have suitable experience, characteristics/traits and skills given the nature of Colliers and its businesses, and directors are expected to commit the time and resources necessary to properly carry out their duties. Members of the Board are also required to carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of Colliers and are expected to conduct themselves according to the highest standards of personal and professional integrity. If an actual or potential conflict of interest arises, a director must promptly inform the Chairman or Lead Director and refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director is expected to resign.

The Board mandate also provides that the Board meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas are developed in consultation with the Chairman or Lead Director. Board members may propose agenda items though communication with the Chairman or Lead Director. The Chairman is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. Independent directors are required to have the opportunity to meet at appropriate times without management present at all meetings of the Board. The Lead Director is responsible for presiding over meetings of the independent directors.

The Board mandate further provides that the Board is responsible for the following specific matters: reviewing and approving management's strategic plans; reviewing and approving Colliers' financial objectives, business plans and budgets; monitoring corporate performance against the strategic plans and budgets; management succession planning; assessing its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors; ensuring the integrity of Colliers' internal control system and management information systems; developing Colliers' approach to corporate governance; and satisfying itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders.

Board Diversity

Three (or 30.0%) of the ten members of the Board are women, and two (or 20.0%) of the ten members of the Board are visible minorities. Colliers has not adopted a written policy relating to the identification and nomination of women and visible minority directors, but has adopted an informal target that not less than 30.0% of the members of the Board going forward shall be women. While Colliers, through the Governance Committee, considers the level of representation of women and visible minorities on its Board in identifying and nominating candidates for election or re-election to the Board, the primary emphasis has been placed on potential director nominee candidates who generally possess the necessary competencies, independence, expertise, skills, background and personal qualities, irrespective of gender or ethnicity, to represent the best interests of shareholders as a potential director of Colliers. The Governance Committee will continue to consider the level of representation of women and visible minorities on the Board in identifying and nominating candidates for election or re-election to the Board (with reference to the target percentage referred to above in the case of women), in the context of other factors as outlined above, and may adjust the emphasis on these factors from time-to-time, though core values such as integrity, sound judgment, knowledge, skill, experience and diversity will remain fundamental to the selection and screening process to be followed.

Executive Composition

While Colliers considers the level of representation of women in executive officer positions when making executive officer appointments, it has not adopted a target regarding women in executive officer positions, but rather generally seeks appropriate executive officer candidates who possess the necessary competencies, expertise skills, and fit with employees, clients, and other stakeholders, for the position to be filled, irrespective of gender. Approximately 31% of the leaders, managers and executive officers of Colliers, including all of its major subsidiaries, are women.

People Development and Succession Planning

There is a process of annual leadership review and evaluation at each of Colliers' regional operations, and a list of successors is maintained, refreshed and reviewed by the Board annually. A similar process is followed with respect to Colliers' executive leadership.  There is also a development plan to ensure leadership successors are prepared for their future role.

Board Equity Ownership Policy

The Board approved a board equity ownership policy which provides that each member of the Board is required to achieve and maintain, at all times during the period that he or she is a director of Colliers, minimum ownership of shares of Colliers having a value of at least US$100,000. Newly elected or appointed directors of Colliers are permitted two years within which to attain the foregoing minimum ownership amount. As of the Record Date, all existing directors comply with this policy. In addition, all current directors of Colliers, other than newly elected or appointed directors subject to the two year period noted above, own securities of Colliers as of the date hereof having a value (calculated as of the date hereof or the date on which such securities were acquired) of at least three times the amount of the cash retainer paid to non-employee directors. See the biographies, and the footnotes thereto, of each director nominee set out under "Business of the Meeting – Election of Directors".

Board and Committee Process

In addition to having a Board comprised of a majority of independent directors, Colliers has adopted a variety of structures to allow for the independence of the Board from Management. Those structures include the appointment of John (Jack) P. Curtin, Jr., an independent director, as Lead Director with a mandate to facilitate the functioning of the Board independently of Management and provide independent leadership to the Board, the practice of having the independent members of the Board or its committees meet as a group (with no members of Management, including the CEO, present) regularly at every Board meeting (four of such meetings occurred during 2023) and committee meeting, and members of the Board and its committees having the opportunity to initiate discussions with senior Management without the CEO present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and its committees and Management by the Governance Committee, which is composed entirely of independent directors. The Board believes that it and its committees have functioned, and continue to function, independently of Management.

Colliers' CEO reports formally to the Board, and, where appropriate, to its committees, as well as less formally through discussions with members of the Board and its committees, to advise the Board and its committees on a timely basis of courses of action that are being considered by Management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting Colliers. The Board is satisfied that Colliers' CEO has reported to, and sought the consent of, the Board where necessary and appropriate. The Board has developed a formal position description for the CEO, which position description provides that the CEO has the primary responsibility for the management of the business and affairs of Colliers. As such, the CEO establishes the strategic and operational orientation of Colliers and, in so doing, provides leadership and vision for the effective overall management, profitability, increase in shareholder value and growth of Colliers and for conformity with policies agreed upon by the Board. The CEO is directly accountable to the Board for all activities of Colliers. The Board has not approved formal corporate objectives which the CEO is responsible for achieving; however, the Board and the CEO engage in regular dialogue regarding the performance of the senior management team, including the CEO, in achieving Colliers' strategic objectives as determined by Management and the Board.

Management, working with the Board and the Governance Committee, provides an orientation program for new directors and a continuing education program for all directors to familiarize and update them with respect to Colliers and its businesses. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. The Chairman of the Board ensures the orientation program is carried out as directed by the Governance Committee. New directors to Colliers have generally been executives with extensive business experience or individuals with other skills and experience that has been determined to benefit Colliers. Orientation for these individuals is provided through a review of past Board materials and other private and public documents concerning Colliers, discussions with Key Senior Management personnel and visits to certain of Colliers' businesses and offices. On a periodic basis, management of Colliers and its regions provide presentations for the Board to ensure that directors are fully informed of Colliers operations, major business and regional trends and industry practices, and directors are free to contact the CEO, the Chief Financial Officer and other members of Management at any time to discuss any aspect of Colliers' businesses.

The Board, either directly or through Board committees, is responsible for overseeing the business and affairs of Colliers and for approving the overall direction of Colliers, in a manner which is in the best interests of Colliers and its shareholders. At least four regular meetings and, if required, strategy meetings of the Board are scheduled each year at which the directors review in detail the financial statements, operating reports, forecasts, future prospects, budgets and reports from the committees of the Board and from Management. The frequency of meetings as well as the nature of agenda items changes depending upon the state of Colliers' affairs and in light of opportunities or issues that Colliers may face. There were four Board meetings held during 2023. The meeting agenda is circulated in advance to all directors, meetings are scheduled well in advance and a core agenda of items, together with a book of materials, is circulated prior to each meeting.

Certain directors and executive officers of Colliers are engaged in and will continue to engage in activities outside Colliers, and as a result, certain directors and executive officers of Colliers may become subject to conflicts of interest. The OBCA provides that in the event that a director or executive officer has an interest in a contract or proposed contract or agreement, the director or executive officer shall disclose his or her interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the OBCA. In addition, the Board mandate provides that if an actual or potential conflict of interest arises, a director must promptly inform the Chairman and Lead Director and refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director is expected to resign. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the OBCA and the Board mandate.

During 2023, none of the proposed nominees for election to the Board at the Meeting have served together as directors on the boards of other companies or as trustees for other business entities. Please see the biographies under "Business of the Meeting – Election of Directors" for the name of each publicly traded issuer's board (other than Colliers') on which the nominees for election to the Board at the Meeting are currently, or were during the past five years, members.

Proportionate Representation

Colliers is controlled by Jay S. Hennick who, directly or indirectly, owns, controls or directs 11.3% of the total outstanding number of Subordinate Voting Shares and 100.0% of the total outstanding number of Multiple Voting Shares (13.8% of total outstanding number of Common Shares; 43.6% of total votes of all Common Shares). 86.2% of the outstanding Common Shares and 56.4% of the votes of all Common Shares are held by shareholders other than Mr. Hennick. Nine of the current ten directors, or 90.0% of the total number of current directors are independent directors and are, therefore, free from any relationships with Mr. Hennick. The Board believes that the membership on the Board of these directors fairly reflects the investment in Colliers by shareholders other than Mr. Hennick.

Board Committees

The Board has three standing committees: the Audit & Risk Committee, the Executive Compensation Committee (the "Compensation Committee") and the Governance Committee. The roles of these committees are outlined below. Each committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors, and may also seek the advice of Colliers' Vice President, Legal Counsel and Corporate Secretary. From time to time ad hoc committees of the Board may be appointed. As the Board has plenary power, any responsibility which is not delegated to Management or a Board committee remains with the Board. The Board has not developed a formal position description for the Chair of any standing committee. However, the Board has developed a committee mandate for each standing committee which is sufficiently detailed and contains appropriate information to delineate the role and responsibilities of the applicable committee, and thereby the Chair of the applicable committee. The standing committee mandates are published on Colliers' website (www.colliers.com). The Board delineates the role and responsibilities of the Chair of the Audit & Risk Committee, the Compensation Committee and the Governance Committee by tasking the Chair of the applicable committee with taking all reasonable measures to ensure that the applicable committee executes and fulfills its responsibilities under the applicable committee mandate and assumes each of the responsibilities specifically given to a Chair of a committee under the applicable committee mandate.

Audit & Risk Committee

The Audit & Risk Committee is comprised of four members who are each independent and financially literate as required by Multilateral Instrument 52-110 – Audit & Risk Committees (the "Audit Committee Rule"). The members of the Audit & Risk Committee are John (Jack) P. Curtin, Jr., Katherine M. Lee, L. Frederick Sutherland (Chair) and Edward Waitzer. The Audit & Risk Committee is appointed by, and assists, the Board in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices; (ii) the financial reporting process; (iii) financial statements provided by Colliers to the public; (iv) risk identification, management and processes, including systems of internal accounting and financial controls, internal systems reviews and remediation and information technology and cyber-security risks and controls; (v) reviewing Colliers' insurance policies and consideration of the extent of any uninsured exposure and the adequacy of coverage; (vi) appointing, overseeing and evaluating the work and independence of the external auditors and overseeing and evaluating the work of Colliers' internal audit personnel (including by way of regular interaction and review at all committee meetings and periodic meetings with Colliers’ Director of Internal Audit at in camera sessions); (vii) compliance with applicable legal and regulatory requirements; (viii) review of contractual arrangements involving related parties, conflicts of interest or material risks (other than employment related contracts); and (ix) overseeing and evaluating compliance with Colliers' Code of Ethics and Conduct, Ethics Hotline Policy and other company policies involving ethics and/or conflicts of interest. The Audit & Risk Committee has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of Colliers, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or Management. The Audit & Risk Committee also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of Colliers. The Audit & Risk Committee meets at least four times annually, or more frequently as circumstances dictate. There were six meetings of the Audit & Risk Committee held during the year ended December 31, 2023.

The Audit & Risk Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to the Board prior to their approval by the full Board. The Audit & Risk Committee is also responsible for reviewing the integrity of Colliers' financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies. The Audit & Risk Committee communicates directly with Colliers' external auditors in order to discuss audit and related matters whenever appropriate. In addition, the Board may refer to the Audit & Risk Committee such matters and questions relating to the financial position and operations of Colliers and its subsidiaries. All reports made to Colliers' ethics hotline are reviewed by the Chair of the Audit & Risk Committee and then by the entire Audit & Risk Committee at its next meeting. The Board has adopted an Audit & Risk Committee mandate, a copy of which is annexed to the annual information form (the "AIF") of Colliers for the year ended December 31, 2023 and is also published on Colliers' website (www.colliers.com). The education and related experience of each of the members of the Audit & Risk Committee that is relevant to the performance by such members of their responsibilities on such committee is described in the AIF under the heading "Audit & Risk Committee". A copy of the AIF is available on SEDAR+ at www.sedarplus.ca.

The SEC requires that each member of a company's audit committee be independent. All of the members of the Audit & Risk Committee are "independent", as that term is defined by the SEC. The SEC further requires a company, like Colliers, that files reports under the United States Securities Exchange Act of 1934, as amended, to disclose annually whether its Board has determined that there is at least one "audit committee financial expert" on its audit committee, and if so, the name of the audit committee financial expert. One Audit Committee member, Mr. Sutherland, has been determined by the Board to be an "audit committee financial expert" as that term is defined by the SEC.

The Audit & Risk Committee mandate provides that the Audit & Risk Committee must pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit and non-audit engagements. The Audit & Risk Committee may delegate the responsibility to pre-approve non-audit services to one of its members and any such delegated pre-approvals must be presented to the Audit & Risk Committee at its next scheduled meeting. The Audit & Risk Committee has delegated to the Chair of the Audit & Risk Committee, who is independent, the authority to act on behalf of the Audit & Risk Committee with respect to the pre-approval of all audit and permitted non-audit services provided by the external auditors from time to time. Any approvals by the Chair are reported to the full Audit & Risk Committee at its next meeting. The Audit & Risk Committee mandate further provides that the Audit & Risk Committee consider, assess and report to the Board with regard to the independence and performance of the external auditors. The Audit & Risk Committee has adopted a pre-approval policy pursuant to which Colliers may not engage Colliers' external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under applicable U.S. and Canadian laws. The Audit & Risk Committee is also responsible for reviewing hiring policies for current and former partners or employees of the external auditors.

The Audit & Risk Committee mandate also provides, and the general practice at Colliers is, that the Audit & Risk Committee will review and approve all material transactions and contracts entered into by Colliers with any insider or related party of Colliers, other than director, officer or employee compensation which is approved by the Compensation Committee. Material transactions and agreements related to compensation matters are generally reviewed and approved by the Compensation Committee. Otherwise, from time to time ad hoc committees of the Board may be appointed. In practice, and as is customary or appropriate, the Board will establish "special" or "independent" ad hoc committees of the Board as needed from time to time to review, pass upon or deal with material matters (including considering transactions and agreements in respect of which a director or executive officer has or may have a material interest), and the committee members of any such ad hoc committee are selected and appointed based on their independence from management as well as their independence from the matter at hand which has required the establishment of such ad hoc committee.

The Board and the Audit & Risk Committee have established procedures (which procedures are subject to monitoring by the Audit & Risk Committee) for the receipt, retention and treatment of complaints or concerns received by Colliers regarding accounting, internal accounting controls or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters. Additional information regarding the Audit & Risk Committee has been included in the AIF in accordance with the Audit Committee Rule.

Compensation Committee

The Compensation Committee is comprised of three members, all of whom are independent directors within the meaning of the Corporate Governance Rules. The members of the Compensation Committee are Jane Gavan, Katherine M. Lee (Chair) and Benjamin Stein. The Compensation Committee, among other things, reviews and approves the compensation of the CEO and provides input to the CEO in terms of the compensation for the other executive officers of Colliers. The Compensation Committee also reviews the compensation of the directors of Colliers and any compensation programs applicable to senior management of Colliers, such as the stock option plan. In the case of grants of options under Colliers' stock option plan, all proposed option grants are submitted to Compensation Committee for review and a recommendation is made to the full Board. The Board has adopted a Compensation Committee mandate, a copy of which is published on Colliers' website (www.colliers.com).

Governance Committee

The Governance Committee is comprised of Stephen J. Harper (Chair), Christopher Galvin, Poonam Puri and Edward Waitzer, each of whom is an independent director within the meaning of the Corporate Governance Rules. The Board has adopted a Governance Committee mandate, a copy of which is published on Colliers' website (www.colliers.com). The Governance Committee, among other things, is responsible for identifying and recommending to the Board appropriate director nominee candidates. In addition, the Governance Committee is responsible for advising the Board with respect to the Board's composition, procedures and committees and developing, recommending and monitoring Colliers' corporate governance and other policies, assisting the Board and the committees in their annual review of their performance and their charters, reviewing and making recommendations to the Board with respect to the compensation of directors, succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Governance Committee conducts annual surveys of the Board's effectiveness and, periodically, a peer review of the individual members of the Board.

The Governance Committee is mandated to assess at least annually the optimum Board size and beneficial skill sets and makes recommendations to the Board on any changes. The number of directors proposed for election to the Board at the Meeting is ten. The Board considers that the appropriate number of directors for Colliers is approximately seven to ten. The Governance Committee and the Board have considered the matter of Board size and the skill sets of the current and nominee directors and are of the view that the proposed Board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of Board committees.

The Governance Committee is responsible for determining the appropriate criteria for selecting and assessing potential directors and selects candidates for nomination to the Board accordingly. At such time as it is determined that a new director is desirable, the Governance Committee will engage in various activities to ensure an effective process for selecting candidates for nomination, including developing criteria for the selection of a new director, developing and maintaining a director skills matrix (identifying the desired competencies, independence, expertise, skills, background and personal qualities that are being sought in potential candidates), identifying and recommending individuals qualified and suitable to become directors, the Chairman, the Lead Director and/or other directors will meet with potential new candidates prior to nomination to discuss the time commitments and performance expectations of the position and formal approval will be sought and obtained from the Board in respect of candidates for nomination.

Board Evaluation and Peer Review

An evaluation of the Board, as a whole, was conducted by the Chair of the Governance Committee in respect of 2023 in which each Board member was contacted by the Chair of the Governance Committee to complete a customized written questionnaire. Responses were reviewed by the Chair of the Governance Committee with the Governance Committee and then reported to the full Board. The Chair of the Governance Committee has discussed the results with each of the directors, as appropriate, and engaged in a full and frank discussion on any and all issues which any Board member wished to raise, including how the directors, both individually and collectively, could operate more effectively. As necessary, matters requiring follow-up have been identified, action plans have been developed and there will be ongoing monitoring by the Chair of the Governance Committee to ensure satisfactory results. An evaluation is expected to occur annually, either by telephone or by having Board members complete a detailed customized questionnaire.

In addition, the Chair of the Governance Committee meets with the individual members of the Board on an ongoing basis to discuss the individual's contribution to the Board. A formal peer review of the individual members of the Board is expected to occur every few years. Whether a peer review is completed formally or informally, each director is encouraged to view any feedback as constructive advice to enhance both their individual contribution and overall Board effectiveness.

Attendance

The following table sets forth the record of attendance of the members of the Board (either in person or by phone) at meetings of the Board and its standing committees and the number of meetings of the Board and such committees held during 2023.

Director	Board 4 Meetings		Board Standing Committees								Overall Attendance
			Audit & Risk 6 Meetings		Compensation 2 Meetings		Governance 2 Meetings		Overall Committee Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
John (Jack) P. Curtin, Jr.	4 of 4 (Lead Director)	100	6 of 6	100	-	-	–	–	6 of 6	100	10 of 10	100
Christopher Galvin	4 of 4	100	–	–	–	–	2 of 2	–	2 of 2	100	6 of 6	100
Jane Gavan	4 of 4	100	–	–	2 of 2	–	-	-	2 of 2	100	6 of 6	100
Stephen J. Harper	4 of 4	100	–	–	–	–	2 of 2 (Chair)	100	2 of 2	100	6 of 6	100
Jay S. Hennick	4 of 4 (Chair)	100	–	–	–	–	–	–	–	–	4 of 4	100
Katherine M. Lee	4 of 4	100	6 of 6	100	2 of 2 (Chair)	100	–	–	8 of 8	100	12 of 12	100
Poonam Puri	4 of 4	100	-	-	-	-	2 of 2	100	2 of 2	100	6 of 6	100
Benjamin F. Stein	4 of 4	100	–	–	2 of 2	100	-	-	2 of 2	100	6 of 6	100
L. Frederick Sutherland	4 of 4	100	6 of 6 (Chair)	100	–	–	–	–	6 of 6	100	10 of 10	100
Edward Waitzer*	3 of 3	100	-	-	-	-	1 of 1	100	1 of 1	100	4 of 4	100

* Mr. Waitzer was appointed to the Board of Directors in May 2023 and appointed to the Audit & Risk Committee in February 2024, and his attendance figures shown here reflect those meetings that occurred following such appointments.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee has reviewed this Compensation Discussion and Analysis with management and, based on such review, has recommended to the Board that it be included in this Circular.

Submitted by the Compensation Committee: Katherine M. Lee (Chair), Benjamin Stein and P. Jane Gavan.

Introduction and Role of Compensation Committee

In designing, overseeing and implementing Colliers’ executive compensation program, the Compensation Committee and management seeks to further the objectives of:

-	retaining and attracting key executives that are critical to the success of Colliers and the enhancement of shareholder value;
-	providing fair and competitive compensation;
-	balancing and aligning the interests of management and shareholders of Colliers; and
-	rewarding performance, both on an individual basis and with respect to the business in general, with variable short and long-term performance-driven components that represent a substantial proportion of total compensation of key executives.

As further described under “Components of Compensation Plan” below, the Compensation Committee relies on three fundamental components (base salary, annual incentive bonus plan (the “AIBP") and stock options) to further these objectives and motivate Colliers’ executives to further the interests of shareholders and grow Colliers’ business over the near and long-term.

Under the Compensation Committee's mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing Colliers' general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the CEO; (c) reviewing compensation programs applicable to the other senior management of Colliers (including the suitability and appropriateness of such programs); and (d) making recommendations to the Board with respect to Colliers' incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans.

Shareholder Outreach During 2023

Following results from the non-binding advisory votes on executive compensation at its 2022 and 2023 annual shareholder meetings, the Company embarked on a shareholder outreach campaign to engage in detailed discussions with key shareholders and gather feedback with a view to improving its compensation program without negatively impacting the variable and performance-driven components that have been responsible for the Company’s success.

During the second quarter of 2023, members of management, working under the supervision of the Chair of the Compensation Committee, initiated contact with a total of 27 shareholders that, in the aggregate, represented 62.7% of Colliers’ total outstanding common shares not counting shares beneficially owned or controlled by directors or management (which represent a further 17.2%). In total, the Company communicated with approximately 80% of its shareholders. Following an initial approach to these non-director/management shareholders:

-	33% (i.e. 9 of the 27) indicated that they were generally in agreement with Colliers’ approach to executive compensation based upon the Company’s long track record but did wish to meet with management to discuss compensation arrangements more fully. Meetings were convened and feedback was received on potential changes to compensation program;
-	26% (i.e. 7 of the 27) provided written responses to the initial outreach including certain feedback on Colliers’ compensation program or indicating that they generally agreed with Colliers’ approach and did not wish to meet; and
-	41% (i.e. 11 of the 27) provided no response to the outreach.

In the course of these meetings, Colliers received the following feedback:

Feedback	Colliers Response
Disclosure should be provided to explain changes to base salaries of Named Executive Officers (“NEOs”), including performance objectives and other criteria.	Additional narrative disclosure has been included in this Circular to outline performance criteria and generally explain salary changes that have been made for NEOs.

Most shareholders strongly supported the existing performance-based structure of the AIBP, but suggested that disclosure should be improved regarding (i) the calculation of each NEO’s bonus, including with respect to the factors that contributed to their individual “multiplier” and (ii) alignment with the Company’s strategic plan.

Further explanation on the calculation methodology, including relevant performance-based inputs and alignment with the Company’s Enterprise ’25 plan, has been provided in this Circular.

None of the shareholders consulted expressed a strong negative opinion regarding the use of Adjusted Earnings per Share (“AEPS”) as the key metric for calculation of AIBP payments although some suggested adding further financial metrics.

Colliers has utilized AEPS as the principal metric for short term incentive compensation for more than 10 years and believes that this is the most appropriate metric to align recipient interests with those of shareholders, including as a tool to assess individual performance. Accordingly, Colliers intends to continue to use this metric in conjunction with individual “multiplier” ranges to allow the Company to adjust compensation (up or down) to reflect an NEO’s personal performance.

AIBP should be subject to restrictions to cap or limit bonus payments, particularly for “regrowth” in subsequent years following decreases in AEPS.

As a result of the feedback received, the AIBP has been modified to provide that if AEPS declines by 25% or more in any year (a “down year”), any AIBP bonus payable in the subsequent year cannot be greater than the highest AIBP payment made to such NEO in the four-year period preceding the down year. In the past, this restriction was only in place for the CEO.

Disclosure should be provided about NEOs’ stock ownership.	As a result of the feedback received, tabular disclosure of each NEO’s stock ownership has been added to this Circular.
Company should consider alternative and less dilutive instruments for equity-based compensation, including restricted share units. Additionally, performance-based vesting conditions for options should be considered.

Colliers continues to believe that its time-based vesting approach in its current stock option plan provides the best vehicle for aligning the NEOs with our shareholders over the long-term. This plan has been in place for more than 10 years and has been a key motivator and retention tool. The Compensation Committee will continue to review other potential approaches to equity-based compensation as part of its mandate, including managing the size of annual stock option grants.

Components of Compensation

The compensation arrangements applicable to the NEOs are comprised of three components:

-	Base salary;
-	AIBP; and
-	Grants of stock options (other than with respect to Mr. Hennick – see “CEO’s compensation plan” below).

In determining the weighting of these components for each NEO, the Compensation Committee considers, among things:

-	The appropriate balance between short-term compensation elements (such as base salary and AIBP amounts) and long-term compensation elements (such as stock options);
-	The ideal balance between fixed compensation elements (such as base salary) and variable/”at risk” compensation elements (such as AIBP amounts and stock options);
-	The ideal amount of equity-based compensation to best align the interests of NEOs and shareholders over time; and
-	The identification and selection of applicable individual goals and targets for each NEO, in line with Colliers’ Enterprise ’25 strategic plan.

As is apparent in the Summary Compensation Table below, a significant portion of each NEO’s total compensation is variable in nature, resulting in a high degree of alignment between such individuals and shareholders and significant direct linkage between a NEO’s pay and individual and Company performance.

Base Salary

Base salary recognizes the value of an individual based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which Colliers or a subsidiary competes for talent. Base salaries for the NEOs are reviewed annually (for the CEO, by the Compensation Committee and for the other executive officers of Colliers, by the CEO). From time to time, the CEO or the Compensation Committee may engage in salary benchmarking analyses to determine if the base salary amounts require any adjustment. In doing so, the benchmarking will be completed against the comparator group identified below or, if more appropriate for a given NEO, against a more tailored comparator group.

For the CEO, the base salary is determined in accordance with the management services agreement (the "Management Services Agreement") between Colliers, Jay S. Hennick and Jayset Management CIG Inc. ("Jayset"), a corporation controlled by Mr. Hennick, and is subject to increase annually in an amount in the discretion of the Board or the Compensation Committee, with any such annual increase to be, absent the consent of Jayset, not less than 5% of the then current base salary. See "Management Contract" below.

Each NEO was awarded a 5% increase in base salary for 2023 in recognition of each NEO’s personal contribution to the Company’s success in 2022. However, in light of overall market conditions and their impact on the Company’s operations each of the NEOs voluntarily agreed to roll back his or her salary increase effective April 1, 2023. The amounts shown on the Summary Compensation Table below reflect the amounts actually paid to each NEO during 2023.

Annual Incentive Bonus Plan

A key element of each NEO’s compensation is an annual incentive bonus plan that is based on (i) the percentage growth in adjusted earnings per share1 over the preceding year and (ii) the achievement of personal objectives aligned with the Enterprise ’25 strategic plan.

_____________________________

1 For further information regarding the calculation of AEPS and reconciliation thereof against diluted net income per share under generally accepted accounting principles, see the Management’s Discussion & Analysis issued in connection the financial statements of Colliers as at and for the year ended December 31, 2023, available on SEDAR+ at www.sedarplus.ca. In addition, In addition, for purposes of the calculation of year-over-year AEPS growth for compensation purposes in 2022 and 2021, the following amounts were also excluded: (a) the additional weighted average number of shares issued in connection with the settlement of Mr. Hennick’s previous long-term incentive arrangement in April 2021; (b) incremental interest paid by Colliers associated with the cash payment made in connection with the settlement of such long-term incentive arrangement, net of applicable taxes; and (c) government subsidies received by Colliers in 2020 and 2021, net of applicable taxes and non-controlling interest.

In calculating the value of any bonus payable to each NEO for a given year, the following formula is used:

Annual Incentive Bonus Amount	=	Named Executive Officer Base Salary	X	AEPS % Growth Rate Over Preceding Year	X	“Multiplier” Factor Applicable to Named Executive Officer

For purposes of modelling expected total compensation, the Compensation Committee (for the CEO) and the CEO (for the other NEOs) reviews potential AIBP amounts using a variety of assumptions including a “target case” aligned with the Enterprise ’25 strategic plan (i.e., 15% annual AEPS growth on average over a five-year period) and uses the “multiplier” factor at the target-point of the applicable range for each NEO (see below).

Colliers believes that the annual AEPS growth rate is an appropriate input for the AIBP, as it:

-	Ties compensation to a key financial metric that is directly relevant to the fundamental success and growth of the underlying business and is aligned with Colliers’ shareholders;
-	Ensures that all NEOs efficiently and effectively allocate capital in a manner that is accretive to Colliers’ shareholders;
-	Holds the NEOs accountable for Colliers’ overall operating performance and only rewards such individuals when Colliers is growing;
-	Provides a simple, relevant calculation input in combination with the discretionary “multiplier” input (as described below);
-	Discourages the pursuit of acquisitions and growth opportunities that do not have a positive impact on the underlying profitability of the business; and
-	Motivates NEOs to maintain an “ownership mentality” and make the right decision for the health of Colliers’ business.

Payouts under the AIBP with respect to 2023 are not subject to any minimum or guarantee. Accordingly, since 2023 AEPS growth was less than zero, no bonus was payable under the AIBP.

If AEPS declines by more than 25% compared to the immediately preceding year (a “Down Year”), any bonus payable to each NEO in the next year (assuming AEPS growth occurs) is capped at an amount equal to the highest bonus amount received by such NEO in the four-year period prior to the Down Year. The AEPS growth rate for the year ended December 31, 2023 was (23%). For the four preceding years, the AEPS growth rates were as follows: 2022 – 17%; 2021 – 79%; 2020 – (10%); 2019 – 14%.

In determining the applicable “multiplier” to be used in the above formula for each NEO, a range is established that considers a variety of factors including the individual’s role and overall responsibility for Colliers’ business. To determine the final multiplier within the applicable range for each NEO, the Compensation Committee (for the CEO) and the CEO (for the other NEOs) reviews each NEO’s performance for the applicable year against personal objectives for such individual that relate to their individual role and own achievements. These objectives are aligned with the Enterprise ’25 strategic plan. The Compensation Committee believes this approach to determining the applicable annual bonus payment provides the appropriate balance between the formulaic assessment of annual AEPS growth and the consideration of individual factors applicable to each NEO’s individual performance.

A summary of the applicable Multiplier ranges and Multiplier selected for each NEO for 2023 is set out below:

Named Executive Officer	Applicable Multiplier Range and Target for 2023	Multiplier Selected*	Total AIBP Amount	Comment*
Jay Hennick, Chairman and Chief Executive Officer	11 – 19 (target 13)	N/A	-	N/A
Christian Mayer, Chief Financial Officer	5.5 – 9.5 (target 6.5)	N/A	-	N/A
Elias Mulamoottil, Co-Chief Investment Officer	5.5 – 9.5 (target 6.5)	N/A	-	N/A
Zachary Michaud, Co-Chief Investment Officer	5.5 – 9.5 (target 6.5)	N/A	-	N/A
Christopher McLernon, Chief Executive Officer, Real Estate Services	6.5 – 10.5 (target 7.5)	N/A	-	N/A

* As the AEPS growth rate for 2023 was negative, these items are not applicable for such year.

In addition to the above, the Compensation Committee may recommend, and the Board may approve, a non-annual discretionary bonus based on an individual or Colliers achieving certain designated objectives and for superior or exceptional performance in relation to such objectives. No such discretionary bonuses were awarded to any of the NEOs in 2023, 2022 or 2021.

Stock Option Awards

The Board and Compensation Committee believe that the NEOs should be aligned directly with shareholders’ equity interests. Stock option awards are accordingly granted on an annual basis to the NEOs (other than the CEO) to link a significant portion of each of such NEO’s total compensation to Colliers’ underlying share performance.

In determining the long-term incentive component of the NEOs' compensation, the Compensation Committee will consider, among other factors, the recommendations of Management, Colliers' performance and relative shareholder return, the level of dilution to shareholders, the value of similar incentive awards to executive officers at comparable companies, awards given to the NEOs in past years and the satisfaction of applicable individual goals and objectives by each NEO as described in the AIBP above. Granted options vest over a four-year period and expire on the fifth anniversary of the date of grant, and the Compensation Committee believes that this structure helps to retain and motivate talent and encourage beneficial long-term performance and focus among all recipients. For a further discussion of Colliers’ Stock Option Plan, see “Equity Compensation Plan Information – Stock Option Plan” below.

CEO’s Compensation Plan

Mr. Hennick’s compensation plan is designed to recognize his role as the founder and most significant shareholder of the Company. Mr. Hennick’s primary incentive is the appreciation of the market value of his shareholdings. As such, he is not eligible to participate in the stock option plan and instead is eligible for cash compensation in the form of base salary and the AIBP.

Executive Benefit Plans and Other Elements of Compensation

All the NEOs are eligible to participate in the benefit plans that are available to substantially all the other employees. These benefit programs include supplementary medical insurance, dental insurance, life insurance, long-term disability, and long-term care plans. Colliers does not provide any additional perquisites or other benefits to the NEOs and does not provide post-retirement benefits to the NEOs.

Benchmarking

The Compensation Committee considers many factors when designing and establishing executive compensation arrangements for the CEO and reviewing and making recommendations for such arrangements for the other executive officers. From time to time, a benchmarking analysis may be conducted by the Compensation Committee to ensure the executive compensation arrangements for the NEOs remains appropriate and competitive. When a benchmarking analysis is conducted, Colliers typically does not position executive pay to reflect a single percentile within the peer group for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee (for the CEO) or the CEO (for the CFO and other NEOs) may look at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by Colliers' peer group and other companies identified by relevant market survey data and pay equity considerations.

The Compensation Committee has identified the following as comparators for CEO salary benchmarking purposes: CBRE Group, Inc., Jones Lang LaSalle Incorporated, Cushman & Wakefield PLC, Brookfield Asset Management Ltd., Newmark Group Inc., WSP Global Inc., Stantec Inc., Booz Allen Hamilton Inc., FTI Consulting, Inc., Huron Consulting Group Inc. and Blue Owl Capital Inc. Such peer group includes members that operates in industries similar to Colliers and that are in certain cases of a similar size with respect to revenue and enterprise value.

With respect to executive officers other than the CEO, appropriate comparators are determined on a case-by-case basis, with a view to ensuing the most appropriate comparators are used for the applicable executive.

While benchmarks represent useful guidelines, discretion may be used in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive's leadership, commitment to Colliers' values and potential for advancement.

Independent Compensation Consultants

Under its mandate, the Compensation Committee has the sole authority to select, retain and terminate a compensation consultant and to approve the consultant's fees and other retention terms. The Compensation Committee is also entitled to the resources and authority appropriate to discharge its duties and responsibilities, including the authority to retain counsel and other experts or consultants.

In 2023, the Compensation Committee authorized the retention of Pay Governance LLC, an independent compensation consultant, to review Colliers’ senior executive and director compensation program and provide certain general advice relating to such programs. Fees of $60,700 were payable to such compensation consultant in connection with work completed in 2023 and early 2024. No fees were paid to any compensation consultants with respect to the compensation of NEOs in 2022 or 2021.

Consideration of Risks Associated with Compensation Program

The Board and the Compensation Committee have considered the implications of the risks associated with compensation policies and practices. The Compensation Committee specifically considered various pertinent and relevant elements where compensation and risk may be related in relation to the current compensation policies and practices for senior executives of Colliers (such as pay philosophy, the mix of fixed versus variable, performance-based compensation, the mix of short versus long term compensation, share ownership requirements and trading policies, reimbursement policies and the level of severance in any contractual arrangements). Where any risks were identified, the Board and the Compensation Committee have determined that processes and controls are in place to mitigate such risks and, overall, such risks were not significant and not reasonably likely to have a material adverse effect on Colliers. The risks and uncertainties that are likely to have a material adverse effect are disclosed in the AIF. No such risks relate to Colliers' compensation policies and practices.

Compensation of Named Executive Officers

The following table provides a summary of total compensation earned during each of the years ended December 31, 2023, 2022 and 2021 by the CEO and CFO, each of the three other most highly compensated executive officers who were serving as such as at December 31, 2023 and whose total compensation was, individually, more than C$150,000 (the "Other Executive Officers") and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at December 31, 2023 (collectively, the "NEOs") for services rendered in all capacities during such periods.

SUMMARY COMPENSATION TABLE
Name and Principal Position of Named Executive Officer	Twelve Months Ended Dec. 31	Salary (US$)	Option-Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation		All Other Compensation (US$)	Total Compensation (US$)(3)
				Annual Incentive Plans (Bonus Plan) (US$)(2)	Long-Term Incentive Plans (US$)
Jay S. Hennick(4), Chairman and Chief Executive Officer	2023 2022 2021	1,518,750 1,500,000 1,298,856	Nil Nil Nil	Nil 3,845,250 13,376,396	Nil Nil Nil	Nil Nil Nil	1,518,750 5,345,250 14,675,252
Christian Mayer, Chief Financial Officer	2023 2022 2021	375,172 384,525 339,023	3,145,031 2,629,132 2,802,000	Nil 492,865 1,611,442	Nil Nil Nil	Nil Nil Nil	3,520,203 3,506,522 4,752,465
Elias Mulamoottil, Co-Chief Investment Officer	2023 2022 2021	375,172 384,525 319,399	3,145,031 2,629,132 2,802,000	Nil 492,865 1,518,168	Nil Nil Nil	Nil Nil Nil	3,520,203 3,506,522 4,639,567
Zachary Michaud, Co-Chief Investment Officer	2023 2022 2021	375,172 384,525 303,126	3,145,031 2,629,132 2,802,000	Nil 492,865 1,440,819	Nil Nil Nil	Nil Nil Nil	3,520,203 3,506,522 4,545,945
Christopher McLernon(5), Chief Executive Officer, Real Estate Services	2023 2022 2021	759,375 677,220 652,107	3,145,031 4,134,645 Nil	Nil 688,273 3,587,714	Nil 5,476,331(6) Nil	Nil Nil Nil	3,904,406 10,976,469 4,239,821

___________

Notes:

(1)	The amounts reported represent the grant date fair value of stock option awards granted to each of the NEOs, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation – Stock Compensation. The assumptions used in calculating these amounts are incorporated herein by reference to Note 21 to Colliers’ audited consolidated financial statements for the year ended December 31, 2023. For a description of the material terms of the stock option plan of Colliers and each option grant, see “Incentive Award Plans – Stock Option Plan” and “NEOs Outstanding Option-Based Awards” below.
(2)	The only annual incentive plan is the annual performance-based bonus plan. Annual performance-based bonus awards are accrued following year end and finalized and paid once reviewed and approved by the Compensation Committee, the Board, or the CEO, as applicable.
(3)	Compensation amounts were paid in Canadian dollars (an average 2023 exchange rate of US$1.00 = C$1.349 has been used in the table above for the figures shown for 2023). However, certain components of the compensation for Mr. McLernon for 2021 and until his appointment as Chief Executive Officer, Real Estate Services in July 2022, were calculated in Euros and have been converted to United States dollars in the table above using the applicable annual rate of exchange in the year they were paid.

(4)	The compensation indicated for Mr. Hennick was payable to Jayset pursuant to the Management Services Agreement (see “Management Contract” below), or the predecessor version thereof. Mr. Hennick received no compensation in connection with being a member of the Board.
(5)	Mr. McLernon was appointed to the role of Chief Executive Officer, Real Estate Services in July 2022. Prior to this appointment, Mr. McLernon served as Chief Executive Officer, EMEA.
(6)	In his previous role as Chief Executive Officer, EMEA, Mr. McLernon participated in a long term incentive plan that provided for certain cash payments based on the performance of Colliers’ EMEA business over a multi-year period. The 2022 amount shown here relates to such long term incentive plan.

In 2023, the total cost of the compensation of all of the NEOs represented 2.7% of consolidated adjusted earnings before interest, taxes, depreciation and amortization.

Named Executive Officers Outstanding Option-Based Awards

The table below reflects all option-based awards for each NEO outstanding as at December 31, 2023. Colliers does not have any other equity incentive plan other than its stock option plan. For further information regarding the shareholdings of each NEO as at December 31, 2023, see “Executive Share Ownership Policy” below.

NEOS OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2023(3)
Name of Named Executive Officer	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (US$/Security)	Option Expiration Date(2)	Value of Unexercised In-the-Money Options (US$)(4)
Christian Mayer	70,000 70,000 60,000 44,000 10,000 30,000 30,000	106.98 93.18 138.12 88.90 87.54 74.71 68.65	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025 February 14, 2025 December 11, 2024 February 15, 2024	1,367,800 2,333,800 Nil 1,655,280 389,800 1,554,300 1,736,100
Elias Mulamoottil	70,000 70,000 60,000 44,000 40,000	106.98 93.18 138.12 88.90 74.71	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025 December 11, 2024	1,367,800 2,333,800 Nil 1,655,280 2,072,400
Zachary Michaud	70,000 70,000 60,000 44,000 40,000	106.98 93.18 138.12 88.90 74.71	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025 December 11, 2024	1,367,800 2,333,800 Nil 1,655,280 2,072,400
Christopher McLernon	70,000 70,000 35,000	106.98 93.18 111.96	December 5, 2028 December 6, 2027 September 20, 2027	1,367,800 2,333,800 509,600

___________

Notes:

(1)	Each option entitles the holder to purchase one Subordinate Voting Share.
(2)	The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date.

(3)	Under the terms of the Option Plan, Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".
(4)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on December 29, 2023 of US$126.52 less the exercise price of the applicable stock options.

During the year ended December 31, 2023, each of Messrs. Mayer, Mulamoottil, Michaud and McLernon exercised options. As a result of the exercises noted here, these NEOs achieved the notional gains noted in the following table:

STOCK OPTIONS – NOTIONAL GAINS ACHIEVED IN 2023
Named Executive Officer	No. of Options Exercised During 2023	Exercise Price of Options Exercised (US$)	Notional Gains Achieved in 2023 (US$)(1)
Christian Mayer	25,000	67.30	1,268,000
Elias Mulamoottil	40,000	67.30	1,911,200
	40,000	68.65	1,634,000
Zachary Michaud	30,000	67.30	1,433,400
	40,000	68.65	1,634,400
Christopher McLernon	20,000	66.02	1,119,400

___________

Note:

(1)	Notional gains achieved is calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable exercise date less the exercise price of the applicable stock options. Notional gains achieved does not take into account whether or not the NEO actually sold the Subordinate Voting Shares received upon exercise of any options.

Incentive Award Plans

The following table provides information concerning the incentive award plans with respect to each NEO during the year ended December 31, 2023. The only incentive award plans of Colliers during such period were its stock option plan and the AIBP.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE YEAR ENDED DECEMBER 31, 2023(1)
Named Executive Officer	Option-Based Awards – Value Vested During 2023 (US$)(2)	Non-Equity Incentive Plan Compensation – Value Earned During 2023 (US$)
Christian Mayer	$1,228,995	Nil
Elias Mulamoottil	$1,409,865	Nil
Zachary Michaud	$1,409,865	Nil
Christopher McLernon	$303,135	Nil

___________

Notes:

(1)	Under the terms of the Option Plan, Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder.
(2)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable vesting date less the exercise price of the applicable stock options.

Equity Compensation Plan Information

Stock Option Plan

Colliers provides a long-term incentive by granting stock options to directors, officers and full-time employees (other than Mr. Hennick) through the Colliers Stock Option Plan, as amended (the "Option Plan"). At a meeting of shareholders held in June 2004, shareholders adopted the Option Plan and have subsequently approved amendments thereto.

Subject to the terms of the Option Plan, the Board has the authority to approve those individuals to whom options will be granted and to fix the terms of such options which may not be for less than one year nor more than ten years from the date of grant (subject to an automatic 10 business day extension to the expiry date of an option which otherwise would expire within a blackout period). The Option Plan provides flexible vesting, at the discretion of the Board. Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. The Option Plan is administered solely by the Board and grants of options under the Option Plan are made as follows (the "Option Granting Process"): all proposed option grants are submitted to the Compensation Committee for review and a recommendation is made to the Board; proposed option grants recommended by the Compensation Committee are then submitted to the Board for approval and, if approved, are granted on the date so approved by the Board. The Compensation Committee, in considering any grant of options, and the Board in approving any grant of options, take into account whether the amount of options proposed to be granted to each optionee is competitive, both in terms of past practice at Colliers as well as with respect to equity awards granted to officers, employees and directors of public company peers of Colliers, as well as the contribution of the optionee in the success of the business. Grants of options are approved subject to compliance with the Option Plan and all applicable laws and regulatory and stock exchange requirements.

The option price per Subordinate Voting Share with respect to any option granted under the Option Plan is determined by the Board at the time the option is granted, but such price shall not be less than the Minimum Price on the day on which the issuance of the option is authorized or approved by the Board. For the purposes of the Option Plan, "Minimum Price" means: (i) in the event that the Subordinate Voting Shares are then traded on the Toronto Stock Exchange ("TSX") and/or NASDAQ, the closing price of the Subordinate Voting Shares on the TSX or NASDAQ on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; (ii) in the event that the Subordinate Voting Shares are not then traded on the TSX and NASDAQ, the closing price of the Subordinate Voting Shares on such public market on which the Subordinate Voting Shares are then traded, as selected by the Board, in its sole discretion, on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; or (iii) in the event that the Subordinate Voting Shares are not then traded on any public market, the price of the Subordinate Voting Shares as determined by the Board, in its sole discretion, on the day on which the issuance of the option is authorized or approved by the Board.

As at December 31, 2023 under the Option Plan: (a) options which were exercisable for 3,242,250 Subordinate Voting Shares (or 6.8% of the aggregate outstanding Common Shares) were granted and outstanding; (b) options which had previously been exercisable for 5,755,450 Subordinate Voting Shares had been exercised or expired; and (c) options which had previously been exercisable for 793,050 Subordinate Voting Shares had been cancelled and were returned to the pool of options available to be granted. The cumulative maximum number of Subordinate Voting Shares subject to grants of options under the Option Plan (since it was created in 2004) as at December 31, 2023 was limited to 9,100,000 (or 19.1% of the aggregate outstanding Common Shares) and an amendment to the Option Plan to increase the maximum number of Subordinate Voting Shares subject to grants of options under the Option Plan by 1,500,000 (or 3.2% of the aggregate outstanding Common Shares) will be voted upon at the Meeting . Accordingly, options exercisable for 102,300 Subordinate Voting Shares (or 0.2% of the aggregate outstanding Common Shares) were available for granting at that date. The sum of: (a) the options to purchase 3,242,250 Subordinate Voting Shares that were outstanding as at December 31, 2023; and (b) the options to purchase 102,300 Subordinate Voting Shares remaining available to grant at such date, equaled 7.0% of the aggregate outstanding Common Shares on that date. For the annual burn rate of options granted under the Option Plan, see Securities Authorized for Issuance under Equity Compensation Plans" below. An amendment to the Option Plan to increase the maximum number of Subordinate Voting Shares subject to grants of options under the Option Plan by 1,500,000 will be voted upon at the Meeting. See "Business of the Meeting – Amendment to the Option Plan".

In the event of the death of an optionee while in the employment, or as an officer, of Colliers or a subsidiary prior to the end of the term of the option, the optionee's legal representative may exercise the option for a period of one year following the death of the optionee or the expiry of the term of the option, whichever is earlier. In the event that an employee optionee resigns, is removed as an officer or is discharged for "cause" as an employee of Colliers or a subsidiary, the option will in all respects cease and terminate. In the event an optionee's employment is otherwise terminated by Colliers or a subsidiary, such optionee may exercise the option for a period of 30 days following the effective date of termination or the expiry of the term of the option, whichever is earlier.

The Option Plan provides that the aggregate number of Subordinate Voting Shares reserved for issuance pursuant to all options granted to any one optionee shall not exceed 5% of the number of Subordinate Voting Shares outstanding on a non-diluted basis at the time of such grant. In addition, the Option Plan provides that the aggregate number of securities: (a) issued to insiders, within any one year period; and (b) issuable to insiders, at any time under the Option Plan, or when combined with all other share compensation arrangements, shall not exceed 10% of Colliers' total issued and outstanding securities. As of December 31, 2023, Colliers had outstanding options under the Option Plan to purchase an aggregate of 3,242,250 Subordinate Voting Shares (being 6.8% of the aggregate outstanding Common Shares at that date). These options are held by various directors, officers and employees and are non-assignable.

Where there is a take-over bid to acquire the outstanding shares or Colliers enters into an agreement providing for the sale of all or substantially all of the assets of Colliers such that, following completion of such sale, Colliers will cease to carry on, directly or indirectly, an active business, the Board may advise optionees that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting.

The Option Plan provides that appropriate adjustments in the number of Subordinate Voting Shares and in the exercise price per Subordinate Voting Share, relating to options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Subordinate Voting Shares resulting from any subdivisions, consolidations or reclassifications of the Subordinate Voting Shares, the payment of stock dividends or other relevant changes in the capital structure. Any such adjustments shall be subject to the approval thereof by such stock exchanges on which the Subordinate Voting Shares are then listed for trading (including, if required by any such stock exchanges, approval of the shareholders).

The Option Plan provides that, subject to regulatory approval, the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading and the limitations set out in the next two following paragraphs, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time without notice to or approval of the shareholders of Colliers, including, without limitation, for the purpose of: (i) changing the class of persons who will be eligible to be granted options pursuant to the Option Plan; (ii) ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over Colliers or the Option Plan; (iii) changes of a "housekeeping", clerical, technical or stylistic nature; (iv) changing the method of determining the option price for options granted pursuant to the Option Plan, provided that the option price shall not in any case be lower than the "market price" of a Subordinate Voting Share, as that term (or any successor term) is interpreted and applied by the TSX; (v) changing the following terms governing options under the Option Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability; (D) to fairly or properly take into account a sale, arrangement or take-over bid; (E) adjustments required in the circumstances of a change in the structure of the capital of Colliers; and (F) the effect of termination (for whatever reason) of the optionee's employment or service; (vi) determining that any of the provisions of the Option Plan or any agreement subject to the Option Plan concerning the effect of termination (for whatever reason) of the optionee's employment, service or consulting agreement/arrangement or cessation of the optionee's directorship or office, shall not apply for any reason acceptable to the Board; (vii) changing the terms and conditions of any financial assistance which may be provided by Colliers to the optionees to facilitate the purchase of Subordinate Voting Shares, or adding or removing any provisions providing for such financial assistance; (viii) adding or amending a cashless exercise feature, payable in cash or securities, provided same includes a full deduction of the number of underlying Subordinate Voting Shares from the Option Plan reserved under the Option Plan; (ix) providing for the granting of non-equity based kinds of awards under the Option Plan; (x) adding or amending provisions necessary for options under the Option Plan to qualify for favourable tax treatment to optionees and/or Colliers under applicable tax laws; (xi) changing any terms relating to the administration of the Option Plan; and (xii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules and policies of the TSX and of any other stock exchange or market having authority over Colliers or the Option Plan).

The Option Plan further provides that, subject to regulatory approval, the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading and the limitations set out later in this section, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by shareholders of Colliers, in person or by proxy, at a meeting of shareholders: (a) any increase in the maximum number of Subordinate Voting Shares issuable under the Option Plan or any change from a fixed maximum number of Subordinate Voting Shares issuable under the Plan to a fixed maximum percentage; (b) any reduction in the option price of an outstanding option except for the purpose of maintaining option value in connection with a change in the structure of the capital of Colliers (for this purpose, the cancellation or termination of an option of an optionee prior to expiry of the option term for the purpose of reissuing an option to the same optionee with a lower exercise price shall be treated as an amendment to reduce the option price of an option); (c) any extension of the option term or any amendment to permit the grant of an option with an expiry date of more than 10 years from the date the option is granted; (d) permitting any option granted under the Option Plan (or any other kind of award which may hereafter form part of the Option Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes; (e) providing for the granting of equity based kinds of awards under the Option Plan; and (f) any other amendment requiring shareholder approval under applicable law (including, without limitation, under the rules and policies of the TSX and of any other stock exchange or market having authority over Colliers or the Option Plan). In the case of any amendment or variance referred to above, insiders of Colliers who directly benefit from such amendment or variance will not have the votes attaching to the Subordinate Voting Shares or other securities of Colliers held, directly or indirectly, by them counted in respect of the required approval of the shareholders of Colliers.

Notwithstanding the two immediately preceding paragraphs, the Option Plan provides that no amendment, variance or discontinuance of the Option Plan, or any agreement or entitlement subject to the Option Plan, may be made, without the prior written consent of the optionee, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any option previously granted to such optionee under the Option Plan.

In addition, the Option Plan provides that Colliers shall have the right, in certain circumstances and in lieu of delivering Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of Colliers, a sale of all or substantially all of the assets of Colliers (under circumstances such that, following the completion of such sale, Colliers will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving Colliers under circumstances such that, following the completion of such transaction, there is a change in control of Colliers.

The objective of granting options is to encourage employees and directors to acquire an increased ownership interest in Colliers over a period of time, which acts as a financial incentive to consider the long-term interests of Colliers and its shareholders.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth aggregated information as at December 31, 2023 with respect to compensation plans under which equity securities are authorized for issuance.

Plan Category(1)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (US$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the second column)
Stock Option Plan	3,242,250	$101.73	102,300

___________

Note:

(1)	The only equity compensation plan is the Option Plan, which Option Plan has been approved by shareholders.

Set out below is information related to the applicable "annual burn rate" of options granted under the Option Plan. "Annual burn rate" is the number of stock options granted under Option Plan during the applicable fiscal year divided by the weighted average number of Common Shares outstanding for the applicable fiscal year.

Year	Number of Options Granted under Option Plan	Weighted Average Number of Common Shares Outstanding for the Applicable Year	Burn Rate
2023	815,000	45,679,676	1.8%
2022	837,500	43,409,265	1.9%
2021	682,500	42,920,089	1.6%

Management Contract

Colliers has entered into the Management Services Agreement with Jayset and Jay S. Hennick which agreement formed part of the transaction approved at the annual and special meeting of shareholders held on April 14, 2021 by shareholders holding 95.0% of the votes cast (excluding shares held by Mr. Hennick or entities related to him).

Under the terms of the Management Services Agreement, Mr. Hennick performs the services of Chairman and CEO of Colliers on behalf of Jayset. The amounts paid or payable to Jayset are included in the information provided for Mr. Hennick in the Summary Compensation Table above. The Management Services Agreement has an initial term which ends on April 16, 2026, with successive one-year renewals with the agreement of Colliers and Jayset. Jayset may voluntarily terminate the Management Services Agreement upon six-months prior written notice to Colliers. Colliers may elect to discontinue the use of Jayset's services upon payment to Jayset of 300% of the aggregate of: (i) the average management fee (base salary) and any other fees for the three years prior to the termination; and (ii) the average incentive fee (AIBP amount) for the three years prior to the termination.

Executive Share Ownership Policy

Colliers has an executive share ownership policy (the "ESO Policy") requiring the NEOs achieve and maintain, for the duration of their employment, minimum ownership of shares of Colliers having a value of: (a) in the case of the CEO and CFO, three times their base salary ; and (b) in the case of all other NEOs, two times their base salary. Any newly appointed, retained or promoted NEOs will be permitted three years from their appointment/retention/promotion date (or, if later, the date on which they became a NEO) to achieve the required minimum ownership of shares. For the purposes of the ESO Policy, the base salary or management fee used will be fixed to such base salary or management fee in effect at the time the NEO first becomes subject to the ESO Policy. Upon achieving the minimum ownership of shares required under the ESO Policy, the NEO will no longer be required to acquire further shares, including as a result of any decrease in the market price of Colliers shares. The minimum ownership of shares is not required to continue following the cessation of employment. The Board may grant exceptions to the ESO Policy where circumstances warrant, including, but not limited to, tax and estate planning considerations. As of the Record Date, all of the NEOs are in compliance with the ESO Policy.

The table below sets out: (a) the number and value (as at December 31, 2023) of all Subordinate Voting Shares and, where applicable, Multiple Voting Shares beneficially owned by, or subject to the control and direction of, each NEO; and (b) the total value of unexercised in-the-money options held by each NEO (as calculated under “NEOs Outstanding Option-Based Awards” above):

Name and Principal Position of Named Executive Officer	Number and Total Value of Subordinate Voting Shares (US$)(1)	Number and Total Value of Multiple Voting Shares (US$)(1)	Value of Unexercised In-the-Money Options (US$)(2)	Total Value (US$)
Jay S. Hennick, Chairman and Chief Executive Officer	5,222,987 $660,812,315	1,325,694 $167,726,805	-	828,539,120
Christian Mayer, Chief Financial Officer	166,018 $21,004,597	-	9,037,080	30,041,677
Elias Mulamoottil, Co-Chief Investment Officer	80,503 $10,185,240	-	7,429,280	17,614,520
Zachary Michaud, Co-Chief Investment Officer	30,922 $3,912,251	-	7,429,280	11,341,531
Christopher McLernon, Chief Executive Officer, Real Estate Services	39,537 $5,002,221	-	4,211,200	9,213,421

___________

Notes:

(1)	Determined using the closing price per Subordinate Voting Share on NASDAQ on December 29, 2023 of US$126.52.
(2)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on December 29, 2023 of US$126.52 less the exercise price of the applicable stock options. For further information, see “NEOs Outstanding Option-Based Awards” above.

Policy Regarding Hedging or Monetization Transactions

The Board has adopted a policy relating to the trading in securities of Colliers by directors, employees (including NEOs) and other insiders (the "Trading Policy"). Among other things, the following are prohibited by the Trading Policy: (i) short sales of Colliers securities; (ii) transactions in puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; and (iv) the resale of securities of Colliers purchased in the open market prior to the expiration of three months from the purchase date.

Incentive Compensation Reimbursement Policy

To further align management's interests with the interests of shareholders and in support good governance practices, Colliers has an incentive compensation reimbursement policy (the "ICR Policy"). Under the ICR Policy, Colliers will require reimbursement, subject to very limited exceptions permitted under applicable securities laws, of any incentive compensation awarded to any management personnel if, within three years of receiving such award, any accounting restatement occurs (including, for greater certainty, any restatement to avoid a material misstatement if an error were corrected in the current period or left uncorrected in the current period) and it is determined that such personnel received any erroneously awarded compensation, which is defined as the amount of any incentive-based compensation that was received and exceeds the amount of compensation that would have been received based on the amounts set out in the applicable restatement (without regard to any taxes paid by the recipient). To do this, Colliers may pursue various ways to recover by: (i) seeking repayment; (ii) reducing the amount that would otherwise be payable under another incentive compensation award; (iii) withholding future equity grants, incentive awards or salary increases; or (iv) take any combination of these actions.

Termination and Change of Control Benefits

As noted under "Management Contract" above, Colliers may elect to discontinue the use of Jayset's services pursuant to the Management Services Agreement upon payment to Jayset of 300% of the aggregate of: (i) the average management fee (base salary) and any other fees for the three years prior to the termination; and (ii) the average incentive fee (AIBP amount) for the three years prior to the termination. Furthermore, the Management Services Agreement provides that in the event of a change of control of Colliers, a transfer of all or substantially all of the assets of Colliers to the shareholders of Colliers or if the Management Services Agreement is not renewed by Colliers at the end of the initial five-year term or any renewal term, then the Management Services Agreement will be deemed to be terminated and the foregoing payments will be payable to Jayset. Assuming that a change of control of Colliers or a discontinuance of Jayset's services took place on December 31, 2023, Colliers would have been required to make a payment to Jayset in the aggregate amount of US$21.6 million pursuant to the Management Services Agreement.

Pursuant to the terms of the Option Plan, where there is a take-over bid to acquire the outstanding shares or Colliers enters into an agreement providing for the sale of all or substantially all of the assets of Colliers such that, following completion of such sale, Colliers will cease to carry on, directly or indirectly, an active business, the Board may advise optionees (including any NEOs who are optionees at the time) that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting. In addition, the Option Plan provides that Colliers shall have the right, in certain circumstances and in lieu of delivering Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of Colliers, a sale of all or substantially all of the assets of Colliers (under circumstances such that, following the completion of such sale, Colliers will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving Colliers under circumstances such that, following the completion of such transaction, there is a change in control of Colliers.

Each of Messrs. Mayer, Mulamoottil, Michaud would be entitled to receive notice or pay in lieu of notice upon any termination in accordance with applicable common law.

In the event that Colliers terminates the employment of Mr. McLernon without cause under the terms of Mr. McLernon's employment agreement, Colliers must pay Mr. McLernon an amount equal to twenty-four months base salary plus an amount equal to the prorated portion of annual bonus plan compensation payable to him in the applicable year of termination. Assuming that Mr. McLernon ceased employment with Colliers in the foregoing stipulated way on December 31, 2023, Colliers would have been required to make a payment to him in the aggregate amount of US$2.7 million pursuant to his employment agreement with Colliers. Following any termination of employment, Mr. McLernon remains subject to certain post-termination non-solicitation and non-competition covenants.

Compensation of Directors

During the year ended December 31, 2023, each director who was not a full time employee of, or providing management services to, Colliers or any of its subsidiaries was, subject to the reductions noted below, eligible to receive: (a) an annual retainer of US$75,000 (subject to the reductions noted below); and (b) meeting fees of US$1,750 for each meeting of the Board or committee thereof attended by such director in person and US$1,000 for each meeting attended by telephone. In addition, the Lead Director receives an annual retainer of US$50,000, the Chair of the Audit & Risk Committee receives an annual retainer of US$20,000 and the Chair of any other Board committee receives an annual retainer of US$10,000. In addition, it is anticipated that an annual grant of Options under the Option Plan will be awarded to each such director.

Individual Director Compensation for 2023

The following table provides a summary of all amounts of compensation provided to the current and proposed directors during the year ended December 31, 2023. Mr. Hennick, as member of management, does not receive any compensation in acting as director of Colliers.

DIRECTOR COMPENSATION TABLE FOR 2023
Name	Fee Earned (US$)	Option-Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)	All Other Compensation (US$)	Total (US$)
John (Jack) P. Curtin, Jr.	121,000	505,451	Nil	Nil	626,451
Christopher Galvin	84,000	505,451	Nil	Nil	589,451
Jane Gavan	84,000	505,451	Nil	Nil	589,451
Stephen J. Harper	94,000	505,451	Nil	Nil	599,451
Poonam Puri	84,000	505,451	Nil	Nil	589,451
Katherine M. Lee	93,250	505,451	Nil	Nil	598,701
Benjamin F. Stein	84,000	505,451	Nil	Nil	589,451
L. Frederick Sutherland	105,000	505,451	Nil	Nil	610,451
Edward Waitzer	53,125	918,515	Nil	Nil	971,640

___________

Note:

(1)	The amounts reported represent the grant date fair value of stock option awards granted to each of the noted directors, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation – Stock Compensation. The assumptions used by Colliers in calculating these amounts are incorporated herein by reference to Note 20 to Colliers' audited consolidated financial statements for the year ended December 31, 2023. For a description of the material terms of the Option Plan and each option grant, see "Incentive Award Plans of Colliers – Stock Option Plan" above and "Director Outstanding Option-Based Awards" below.

The following table summarizes the fees paid to current individual directors during 2023. During such period, Colliers paid to such directors, in their capacity as such, aggregate fees equal to US$802,375.

Name	Board & Board Lead Director Annual Retainer (US$)	Committee & Committee Chair Annual Retainer (US$)	Total Board Attendance Fees (US$)	Total Committee Attendance Fees (US$)	Total Fees Payable (US$)	Total Fees Paid in Cash (US$)
John (Jack) P. Curtin, Jr.	75,000	35,000	6,000	5,000	121,000	121,000
Christopher Galvin	75,000	-	6,000	3,000	84,000	84,000
Jane Gavan	75,000	-	6,000	3,000	84,000	84,000
Stephen J. Harper	75,000	10,000	6,000	3,000	94,000	94,000
Poonam Puri	75,000	-	6,000	3,000	84,000	84,000
Katherine M. Lee	75,000	6,250	6,000	6,000	93,250	93,250
Benjamin F. Stein	75,000	-	6,000	3,000	84,000	84,000
L. Frederick Sutherland	75,000	20,000	6,000	4,000	105,000	105,000
Edward Waitzer	46,875	-	5,250	1,000	53,125	53,125

Director Outstanding Option-Based Awards

The table below reflects all option-based awards for each director outstanding as at December 31, 2023. Colliers does not have any other equity incentive plan other than the Option Plan.

DIRECTOR OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2023(1)(2)
Name of Director	Number of Securities Underlying Unexercised Options(3)	Option Exercise Price (US$/Security)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(4)
John (Jack) P. Curtin, Jr.	11,250 11,250 11,250 10,000 7,500 7,500	106.98 93.18 138.12 88.90 74.71 68.65	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025 December 11, 2024 February 15, 2024	219,825 375,075 Nil 376,200 388,575 434,025
Christopher Galvin	11,250 11,250 11,250 10,000 7,500 7,500	106.98 93.18 138.12 88.90 74.71 68.65	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025 December 11, 2024 February 15, 2024	219,825 375,075 Nil 376,200 388,575 434,025
Jane Gavan	11,250 11,250 11,250 10,000 8,500	106.98 93.18 138.12 88.90 47.41	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025 May 21, 2025	219,825 375,075 Nil 376,200 672,435
Stephen J. Harper	11,250 11,250 11,250 10,000 7,500	106.98 93.18 138.12 88.90 74.71	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025 December 11, 2024	219,825 375,075 Nil 376,200 388,575
Poonam Puri	11,250 11,250 11,250	106.98 93.18 150.24	December 5, 2028 December 6, 2027 February 14, 2027	219,825 375,075 Nil
Katherine M. Lee	11,250 11,250 11,250 10,000 7,500 7,500	106.98 93.18 138.12 88.90 74.71 68.65	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025 December 11, 2024 February 15, 2024	219,825 375,075 Nil 376,200 388,575 434,025
Benjamin F. Stein	11,250 11,250 11,250 10,000 7,500 7,500	106.98 93.18 138.12 88.90 74.71 68.65	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025 December 11, 2024 February 15, 2024	219,825 375,075 Nil 376,200 388,575 434,025
L. Frederick Sutherland	11,250 11,250 11,250 10,000 7,500 7,500	106.98 93.18 138.12 88.90 74.71 68.65	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025 December 11, 2024 February 15, 2024	219,825 375,075 Nil 376,200 388,575 434,025
Edward Waitzer	11,250 11,250	106.98 91.84	December 5, 2028 May 16, 2028	219,825 390,150

___________

Notes:

(1)	The Options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. Notwithstanding the foregoing, the vesting of the noted options held by each non-employee director is accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director's fiduciary duties or other legal obligations to Colliers.
(2)	Under the terms of the Option Plan, Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".
(3)	Each Option entitles the holder to purchase one Subordinate Voting Share. See "Incentive Award Plans of Colliers – Stock Option Plan".
(4)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on December 29, 2023 of US$126.52 less the exercise price of the applicable stock options.

The following table provides information concerning the incentive award plans with respect to each director during the year ended December 31, 2023. The only incentive award plan applicable to directors during 2023 was the Option Plan.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE YEAR ENDED DECEMBER 31, 2023(1)
Name of Director	Option-Based Awards – Value Vested During 2023 (US$)(2)	Non-Equity Incentive Plan Compensation – Value Earned During 2023 (US$)
John (Jack) P. Curtin, Jr.	269,226	Nil
Christopher Galvin	269,226	Nil
Jane Gavan	195,723	Nil
Stephen J. Harper	269,226	Nil
Poonam Puri	24,898	Nil
Katherine M. Lee	269,226	Nil
Benjamin F. Stein	269,226	Nil
L. Frederick Sutherland	269,226	Nil
Edward Waitzer	Nil	Nil

___________

Notes:

(1)	Under the terms of the Option Plan, Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract" and "Incentive Award Plans of Colliers – Stock Option Plan".
(2)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable vesting date less the exercise price of the applicable stock options.

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares (with any cash dividends reinvested into Subordinate Voting Shares)(1) on the TSX (symbol: CIGI) with the S&P/TSX Composite Total Return Index(2) for the period commencing December 31, 2018 and ending December 31, 2023. The Subordinate Voting Shares are also traded on NASDAQ (symbol: CIGI).

December 31	2018	2019	2020	2021	2022	2023
Subordinate Voting Shares(1)	100	142	162	271	168	232
S&P/TSX Composite Total Return Index(2)	100	123	130	162	153	171

Notes:

(1)	The cumulative return of the Subordinate Voting Shares (in C$) is based on the closing prices of the Colliers Subordinate Voting Shares on the TSX on December 31, 2018, 2019, 2020, 2021, 2022 and 2023 or, if there was no trading on such date, the closing price on the last trading day prior to such date. Cash dividends on the shares have been treated as being reinvested into additional shares on the payment date of each dividend.
(2)	The S&P/TSX Composite Total Return Index is a total return index (in C$), the calculation of which includes dividends and distributions reinvested.

As noted in the graph above, during the five-year period noted, the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares significantly outperformed the S&P/TSX Composite Total Return Index. In 2018 this was reflected in a 29% increase in the Colliers adjusted earnings per share for 2018 over the prior year and consequently, an annual performance bonus was earned by each NEO for 2018. In 2019, this was reflected in a 14% increase in the Colliers adjusted earnings per share for 2019 over the prior year and consequently, an annual performance bonus was earned by each NEO for 2019. In 2020, in light of a 10% adjusted earnings per share decline versus the prior year, no annual performance bonus was paid to the NEOs. In 2021, this was reflected in a 79% increase in the Colliers adjusted earnings per share for 2021 over the prior year and consequently, an annual performance bonus was earned by each NEO for 2021. In 2022, this was reflected in a 17% increase in the Colliers adjusted earnings per share for 2022 over the prior year and consequently, an annual performance bonus was earned by each NEO for 2022. In 2023, in light of a 23% adjusted earnings per share decline versus the prior year, no annual performance bonus was paid to the NEOs. See "Compensation Discussion and Analysis – Base Salary" and "– Annual Bonus Incentive" above.

NORMAL COURSE ISSUER BID

Pursuant to a notice of intention to make a normal course issuer bid dated July 12, 2023, Colliers commenced a normal course issuer bid to purchase up to a maximum of 4,000,000 Subordinate Voting Shares, being approximately 10% of the "public float" of such class of shares as at July 12, 2023 (the "NCIB"). Colliers believes that the Subordinate Voting Shares may from time to time trade in a price range that does not adequately reflect the value of such shares in relation to the business of Colliers and its future business prospects and that purchases of Subordinate Voting Shares pursuant to the NCIB will enhance shareholder value and represent an attractive investment to Colliers. Purchases pursuant to the NCIB may occur on the TSX and NASDAQ between July 20, 2023 and July 19, 2024 at prices not exceeding the market price of the Subordinate Voting Shares at the time of acquisition. The actual number of Subordinate Voting Shares which may be purchased pursuant to the NCIB and the timing of any such purchases is determined by senior management of Colliers. Daily purchases under the NCIB are limited to 16,562 Subordinate Voting Shares, other than block purchases.

The purchase price for Subordinate Voting Shares purchased by Colliers under the NCIB, if any, will be paid in cash on delivery of the shares. Colliers intends to finance any purchase of Subordinate Voting Shares under the NCIB from its working capital. Subordinate Voting Shares purchased by Colliers under the NCIB will be cancelled. Shareholders can obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed with regulators by Colliers in relation to the NCIB by requesting a copy in writing from Colliers at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

Indebtedness of Directors AND

Executive Officers under Securities Purchase AND OTHER Programs

The following table sets out certain information regarding the aggregate indebtedness owing to Colliers or its subsidiaries which is outstanding as at the date hereof by all executive officers, directors, employees and former executive officers directors and employees of Colliers and its subsidiaries:

AGGREGATE INDEBTEDNESS (US$)
Purpose	To Colliers or its Subsidiaries(1)	To Another Entity
Share Purchases	$2,777,685	–
Other	Nil	–

___________

Note:

(1)	All indebtedness noted is owing to subsidiaries of Colliers from directors and employees of subsidiaries of Colliers. Amounts noted relating to share purchases are in connection with acquisitions of shares of a subsidiary of Colliers. No individual who is, or at any time during the year ended December 31, 2023 was, a director or executive officer of Colliers, a proposed nominee for election as a director of Colliers or an associate of any such director, executive officer or proposed nominee is indebted to Colliers or any of its subsidiaries in respect of a security purchase program or otherwise.

Other than as set out above, and except for certain routine indebtedness arising in the normal course of business, as at the date hereof, there was no other indebtedness owed to Colliers or any of its subsidiaries from executive officers, directors, employees and former executive officers, directors and employees of Colliers or any of its subsidiaries (or to another entity as a result of the indebtedness being subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Colliers or any of its subsidiaries).

The Board has adopted a policy that prohibits any loans to the directors or executive officers of Colliers.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of Colliers for the year ended December 31, 2023 and the Report of Independent Registered Public Accounting Firm thereon will be presented to the Meeting. No vote by the shareholders with respect thereto is required. If any shareholders have questions regarding such financial statements, the questions may be brought forward at the Meeting.

The audited consolidated financial statements of Colliers for the year ended December 31, 2023 and Management’s Report on the Internal Control over Financial Reporting, and the Report of Independent Registered Public Accounting Firm thereon and management's discussion and analysis relating thereto, are included in the 2023 Annual Report of Colliers sent to shareholders.

Appointment of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, Chartered Professional Accountants, are the independent registered public accounting firm of Colliers and have served as its external auditors since May 23, 1995.

Management recommends that shareholders reappoint PricewaterhouseCoopers LLP as the independent registered public accounting firm of Colliers to hold office until the close of the next annual meeting of the shareholders, and to authorize the Board to fix the remuneration of the external auditors. It is intended that the persons named in the accompanying form of proxy (provided the same is duly executed in their favour and is duly deposited), unless their authority to do so has been withheld, will vote the Colliers shares represented thereby in favour of appointing PricewaterhouseCoopers LLP as the independent registered public accounting firm of Colliers and authorizing the directors of Colliers to fix their remuneration. In making this recommendation, the Audit & Risk Committee has considered, among other things, PwC’s capability, geographic reach, work quality and experience gained over the period while it has been Colliers’ auditor (while taking into account controls and processes to maintain PwC independence including mandatory audit partner rotation and rotation of other key audit personnel).

From time to time, PricewaterhouseCoopers LLP also provides non-audit services to Colliers and its subsidiaries. The Audit & Risk Committee has considered whether the provision of non-audit services is compatible with maintaining PricewaterhouseCoopers LLP's independence and has concluded that it is. Total fees paid to PricewaterhouseCoopers LLP in 2023 were C$7.45 million. Of such amount, C$4.39 million related to audit fees (being fees billed by Colliers' external auditor for audit services, including subsidiary/statutory audits), C$0.31 million related to audit-related fees (being fees billed for assurance and related services by Colliers' external auditor that are reasonably related to the performance of the audit or review of Colliers' financial statements and are not reported under audit fees), C$2.74 million related to tax fees (being the fees billed for professional services rendered by Colliers' external auditor for tax compliance, tax advice, tax planning and certain non-recurring projects) and C$0.01 million related to all other fees (being fees for consulting and subscriptions to accounting and tax research tools). For more information on the Audit & Risk Committee, consult the Annual Information Form of Colliers for the year ended December 31, 2023 available at www.sedarplus.ca.

Election of Directors

The Board currently consists of ten directors. Pursuant to the articles of Colliers, the number of directors to be elected by the shareholders shall be a minimum of three and a maximum of twenty. The Board proposes to nominate the following ten individuals for election by the shareholders at the Meeting as directors of Colliers: John (Jack) P. Curtin, Jr., Christopher Galvin, Jane Gavan, Stephen J. Harper, Jay S. Hennick, Katherine M. Lee, Poonam Puri, Benjamin F. Stein, L. Frederick Sutherland and Edward Waitzer. Each director elected will hold office until the next annual meeting of Colliers, or until his or her successor is duly elected or appointed, unless: (i) his or her office is earlier vacated in accordance with the articles and by-laws of Colliers; or (ii) he or she becomes disqualified to act as a director. All of the nominees are currently directors of Colliers.

Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the Colliers shares represented thereby in favour of electing as directors the nominees named below. In case any of the following nominees should become unavailable for election for any reason, unless provided to the contrary, the persons named in the accompanying form of proxy will vote the Colliers shares represented thereby in favour of electing the remaining nominees and such other substitute nominees as a majority of the directors of Colliers may designate in such event.

Colliers has adopted a policy for non-contested meetings whereby shareholders vote separately for each director nominee and each director to be elected at a meeting of shareholders must be elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election. Any director nominee must immediately tender his or her resignation to the Board if he or she is not elected by at least a majority (50% + 1 vote) of the votes cast with respect to his or her election even though duly elected as a matter of corporate law. Such director nominee's resignation to the Board must be effective when accepted by the Board. The Board shall determine whether or not to accept a director nominee's resignation tendered pursuant to the policy within 90 days after the date of the relevant shareholders' meeting. The Board shall accept the resignation absent exceptional circumstances. Colliers will promptly issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept such resignation.

The following information is submitted with respect to the individuals proposed to be nominated for election as directors at the Meeting:

John (Jack) P. Curtin, Jr. Ontario, Canada Age: 73 Director Since: February 10, 2015 Independent Areas of Expertise: ·Governance ·Real Estate ·Finance	Mr. Curtin is an Advisory Director in the Investment Banking Division of Goldman, Sachs & Co. in Toronto and New York. From July 2010 to December 2014, Mr. Curtin served as Chairman and Chief Executive of Goldman Sachs Canada Inc. From 2003 to July 2010, Mr. Curtin was Chairman of Goldman Sachs Canada Inc. From 1999 to 2003, Mr. Curtin was an Advisory Director of Goldman, Sachs & Co. in New York. From 1995 to 1999, Mr. Curtin was Chief Executive of Goldman Sachs Canada Inc. in Toronto. Prior to this assignment, Mr. Curtin was co-head of Global Money Markets and Chairman of Goldman Sachs Money Markets LP. Mr. Curtin moved to Money Markets in 1987 after serving as head of Fixed Income Syndicate/New Issues. Mr. Curtin joined the firm in 1976 in the Corporate Finance Department and was named partner in 1988 and managing director in 1996. Mr. Curtin is also a member of the Board of Directors the Art Gallery of Ontario Foundation and the Royal Conservatory of Music. He previously served as a Director of the Canada/United States Fulbright Foundation. Mr. Curtin is a former governor of the Toronto Stock Exchange, a former director of Brookfield Asset Management, Cadillac Fairview Corporation, Maxxcom Corporation and the Investment Dealers Association of Canada. Mr. Curtin served as a trustee of Lakefield College School as well as Royal St. George’s College. Mr. Curtin received an MBA from Harvard in 1976 and his BA from Williams College in 1972.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Audit & Risk	4 of 4 6 of 6	100% 100%	Subordinate Voting Shares Total Value of Securities(2) Equity Ownership Policy(3)		35,385 US$4,502,214 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 15, 2019	Feb. 15, 2024	7,500	US$68.65	7,500	US$434,025
	Dec. 11, 2019	Dec. 11, 2024	7,500	US$74.71	7,500	US$388,575
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	10,000	US$376,200
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$375,575
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$219,825
	Public Board Memberships During the Last Five Years
	–

Christopher Galvin Illinois, USA Age: 73 Director Since: September 23, 2018 Independent Areas of Expertise: ·Governance ·Investing ·Management	Christopher Galvin is the Co-Founder of Harrison Street Real Estate Capital LLC. Additional roles include serving as either Chairman or Board Member of Three Ocean Partners, Infleqtion and UncommonX. Mr. Galvin's current outside activities include: Trustee and member of the Executive Committee of Northwestern University's Board of Trustees; Executive Committee and member of Dean's Advisory Board of the Kellogg School of Management at Northwestern; American Enterprise Institute Board; Legion D'Honneur; Advisory Board of Tsinghua University School of Management and Economics (Beijing); the Advisory Committee on International Economic Policy of the US Department of State (ACIEP) and a member of the Center for Public Leadership at Harvard Kennedy School. Previously, Mr. Galvin has served in the following capacities: Chairman and CEO of Motorola Inc.; Chairman of NAVTEQ Inc.; Chairman of Cleversafe Inc.; Chairman of the U.S.-China Business Council; member of the Bechtel Corporation's Board of Counselors; member of Business Council (U.S.); director of the Rand Corporation; member of the U.S. Department of Defense Manufacturing Board; member of the U.S. Department of Defense Science Board; advisor to the City of Tianjin, China; advisor to the CEO of Hong Kong; Chair of the Rhodes Scholars selection committee for Illinois-Michigan.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Governance	4 of 4 1 of 1	100% 100%	Subordinate Voting Shares Total Value of Securities(2) Equity Ownership Policy(3)		12,431 US$1,572,770 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 15, 2019	Feb. 15, 2024	7,500	US$68.65	7,500	US$434,025
	Dec. 11, 2019	Dec. 11, 2024	7,500	US$74.71	7,500	US$388,575
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	10,000	US$376,200
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$375,075
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$219,825
	Public Board Memberships During the Last Five Years
	-

Jane Gavan Ontario, Canada Age: 64 Director Since: April 7, 2020 Independent Areas of Expertise: ·Real Estate ·Management ·Legal ·Finance	Ms. P. Jane Gavan is the President, Asset Management of Dream Unlimited Corporation and has more than 30 years of experience in the real estate industry, having held increasingly senior positions since joining Dream. Ms. Gavan has previously served as Chief Executive Officer of Dream Global Real Estate Investment Trust (Dream Global), Dream Office REIT and Dream Residential REIT. Prior to joining Dream, Ms. Gavan served as legal counsel for numerous companies including Oxford Properties Corp. and Denison Mines Corp., and began her career in private law practice with Blake, Cassels & Graydon, LLP, specializing in real estate and corporate finance. Ms. Gavan earned an Honours Bachelor of Commerce degree from Carleton University and a Bachelor of Laws degree from Osgoode Hall, York University. Ms. Gavan has served on the board of directors of the Women's College Hospital Foundation and is on the Patron's Council for Community Living Toronto.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Compensation	4 of 4 2 of 2	100% 100%	Subordinate Voting Shares Total Value of Securities(2) Equity Ownership Policy(3)		3,600 US$455,472 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	May 21, 2020	May 21, 2025	10,000	US$47.41	8,500	US$672,435
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	10,000	US$376,200
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$375,075
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$219,825
	Public Board Memberships During the Last Five Years
	Dream Residential REIT* Dream Global REIT* Dream Unlimited Corp.* Dream Office REIT* PrairieSky Royalty Ltd. * Associated with Ms. Gavan’s role at Dream Unlimited Corporation and related companies.				2022 - Present 2011 – 2019 2014 – Present 2018 – Present 2019 – Present

Stephen J. Harper, P.C. Alberta, Canada Age: 64 Director Since: September 15, 2016 Independent Areas of Expertise: ·Governance ·Public Policy	Mr. Harper was elected the twenty-second Prime Minister of Canada in 2006 and served in such role until 2015, making him the longest serving Conservative Prime Minister since Sir John A. Macdonald, Canada's first Prime Minister. Mr. Harper is Chairman of Harper & Associates Consulting, which is affiliated with Dentons, a leading global law firm, and acts as a strategic consultant to clients around the world, providing advice on matters relating to market access, the management of global geopolitical and economic risk and the maximization of value in global markets. Mr. Harper is a founding partner and Chairman of Vision One Management, a fundamental value-oriented equity fund that applies a private equity investment approach to public markets. Mr. Harper also serves as the Chair of the International Democrat Union and international Friends of Israel Initiative. Mr. Harper has received a bachelor and master's degree in economics from the University of Calgary, was awarded an honorary doctorate of philosophy from Tel Aviv University in 2014 and received an honorary degree from the Jerusalem College of Technology. In recognition of his government service, Mr. Harper has been awarded the Ukrainian Order of Liberty, the Woodrow Wilson Award for Public Service, the B'nai B'rith International Presidential Gold Medallion for Humanitarianism and was named as the World Statesman of the Year in 2012 by the Appeal of Conscience Foundation.

	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Governance	4 of 4 1 of 1	100% 100%	Subordinate Voting Shares Total Value of Securities(2) Equity Ownership Policy(3)		9,995 US$1,264,567 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Dec. 11, 2019	Dec. 11, 2024	7,500	US$74.71	7,500	US$388,575
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	10,000	US$376,200
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$375,075
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$219,825
	Public Board Memberships During the Last Five Years
	Good Works II Acquisition Corp.				2021 – 2023

Jay S. Hennick, C.M. Ontario, Canada Age: 67 Director Since: May 30, 1988 Chairman of the Board Since: June 2015 Non-Independent Areas of Expertise: ·Management ·Real Estate ·Finance	Mr. Hennick is the global Chairman, CEO and controlling shareholder of Colliers International. Jay is also the Founder, Chairman and the largest individual shareholder of FirstService and was the former CEO from 1988 to 2015. He is also the Chairman of Hennick & Company, a private family investment firm. In 1998, Mr. Hennick was awarded Canada's Entrepreneur of the Year, and in 2001 he was named Canada's CEO of the Year by Canadian Business Magazine. In 2011, Jay received an Honorary Doctorate of Laws from York University and in 2014, an Honorary Doctorate from the University of Ottawa. In 2019, Mr. Hennick was appointed as a member of the Order of Canada and received the International Horatio Alger Award. Mr. Hennick also served as past Chairman of the Board of Directors of the Sinai Health System and Mount Sinai Hospital, in Toronto. Jay and his wife Barbara are also active philanthropists establishing the Hennick Family Foundation to support important causes in healthcare, education and the arts, the largest of which include: $50 million donation to the Royal Ontario Museum in support of their revitalization and new vision plans; $36 million donation to name Hennick Bridgepoint Hospital, the largest complex care and rehabilitation hospital in Canada; $10 million donation to the World Holocaust Remembrance Centre (Yad Vashem) in Jerusalem, Israel; and smaller but significant benefactions include those to Osgoode Hall Law School and the Schulich School of Business at York University and to the University of Ottawa.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(5)
	Board	4 of 4	100%	Subordinate Voting Shares Multiple Voting Shares	5,222,987 1,325,694
				Total Value of Securities(2) Equity Ownership Policy(3)	US$828,539,120 Met
Options Held
None. Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. See “Executive Compensation – Management Contract”.
Public Board Memberships During the Last Five Years
	FirstService Corporation (Chair)				2015 – Present

Katherine M. Lee Ontario, Canada Age: 60 Director Since: June 17, 2015 Independent Areas of Expertise: ·Management ·Real Estate ·Finance	Ms. Lee is a seasoned executive in financial services and served as President & CEO of GE Capital Canada, a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors. Prior to this role, Ms. Lee served as CEO of GE Capital Real Estate in Canada from 2002 to 2010 building it to a full debt and equity operating company. Ms. Lee joined GE in 1994 where she held a number of positions including Director, Mergers & Acquisitions for GE Capital’s Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community championing Women’s networks and Asian-Pacific Forums.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Audit & Risk Compensation	4 of 4 6 of 6 2 of 2	100% 100% 100%	Subordinate Voting Shares Total Value of Securities(2) Equity Ownership Policy(3)		23,401 US$2,960,695 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 15, 2019	Feb. 15, 2024	7,500	US$68.65	7,500	US$434,025
	Dec. 11, 2019	Dec. 11, 2024	7,500	US$74.71	7,500	US$388,575
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	10,000	US$376,200
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$375,075
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$219,825
	Public Board Memberships During the Last Five Years
	BCE Inc./Bell Canada				2015 – Present

Poonam Puri Ontario, Canada Age: 51 Director Since: February 9, 2022 Independent Areas of Expertise: · Governance · ESG · Legal	Ms. Puri is a tenured Professor of Law at Osgoode Hall Law School in Toronto, Ontario, and a corporate lawyer and Affiliated Scholar at Davies, Ward, Phillips & Vineberg, LLP, a leading Canadian law firm. Ms. Puri holds a Bachelor of Laws from the University of Toronto, a Master of Laws from Harvard University and has earned the Institute of Corporate Directors, Institute-Certified Director Designation (ICD.D). Ms. Puri has extensive experience as an expert in governance and as a director of organizations in the engineering, transportation, infrastructure and healthcare sectors, including as a past director of Arizona Mining, Cole Engineering and the Greater Toronto Airports Authority, and she previously served as the commission and director of the Ontario Securities Commission. Ms. Puri presently serves on the board of directors or trustees of the Canada Infrastructure Bank, Canadian Apartment Properties Real Estate Investment Trust, Augusta Gold and Holland Bloorview Kids Rehabilitation Hospital. Ms. Puri has been recognized as one of the top 25 most influential lawyers in Canada by Canadian Lawyer Magazine in 2017 and 2015 and is a former recipient of Canada’s Top 40 under 40 award and Canada’s Most Powerful Women: Top 100 Award. In 2021, Ms. Puri was awarded the Royal Society of Canada’s Yvan Allaire Medal for exemplary contributions to the governance of public and private institutions in Canada, in addition to the Law Society Medal and the David Walter Mundell Medal. In 2022, Ms. Puri was awarded the Peter Dey Governance Achievement Award by the Governance Professionals of Canada.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Governance	4 of 4 1 of 1	100% 100%	Subordinate Voting Shares Total Value of Securities(2) Equity Ownership Policy(3)		Nil Nil Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 14, 2022	Feb. 14, 2027	11,250	US$150.24	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$375,075
	Dec. 5, 2023	Dec. 5, 2028	11,250	US$106.98	11,250	US$219,825
	Public Board Memberships During the Last Five Years
	Solaris Resources Inc. DRI Healthcare Trust Augusta Gold Corporation Propel Holdings Inc. Canadian Apartment Real Estate Investment Trust Tethyan Resources Corporation Arizona Mining Inc.				2023 - Present 2022- Present 2021- Present 2021 – Present 2019 – 2022 2019 - 2020 2015 – 2018

Benjamin F. Stein New York, USA Age: 38 Director Since: September 14, 2017 Independent Areas of Expertise: ·Investing ·Finance	Mr. Stein is a co-founder of The Spruce House Partnership, a New York-based investment partnership. Spruce House was founded in 2005 and has investments in public companies globally and seeks to invest alongside management teams that are focused on growing the value of their companies over the long term. Mr. Stein received his Bachelor of Arts in International Relations from the University of Pennsylvania in 2008. Mr. Stein also serves on the board of The Africa Center, a New York-based institution focused on African business, culture and policy.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Compensation	4 of 4 2 of 2	100% 100%	Subordinate Voting Shares Total Value of Securities(2) Equity Ownership Policy(3)		12,100 US$1,530,892 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 15, 2019	Feb. 15, 2024	7,500	US$68.65	7,500	US$434,025
	Dec. 11, 2019	Dec. 11, 2024	7,500	US$74.71	7,500	US$388,575
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	10,000	US$376,200
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$375,075
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$219,825
	Public Board Memberships During the Last Five Years
	GTT Communications, Inc.				2019 – 2021

L. Frederick Sutherland Pennsylvania, USA Age: 72 Director Since: June 1, 2015 Independent Areas of Expertise: ·Management ·RealEstate ·Finance	Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a leading global provider of food services, facilities management and uniform and career apparel, from 1997 to 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President, Corporate Banking, at Chase Manhattan Bank, New York, NY. Mr. Sutherland is a director of Consolidated Edison, Inc. and Sterling Check Corp. Mr. Sutherland is also a director and former Chair of the Board of WHYY, Philadelphia’s public broadcast affiliate and a trustee of Duke University, The National Constitution Center, Episcopal Community Services, an anti-poverty agency, and People's Light, a professional non-profit theater. Mr. Sutherland holds an MBA Degree in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(6)
	Board Audit & Risk	4 of 4 6 of 6	100% 100%	Subordinate Voting Shares Total Value of Securities(2) Equity Ownership Policy(3)		70,000 US$8,856,400 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 15, 2019	Feb. 15, 2024	7,500	US$68.65	7,500	US$434,025
	Dec. 11, 2019	Dec. 11, 2024	7,500	US$74.71	7,500	US$388,575
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	10,000	US$376,200
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$375,075
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$219,825
	Public Board Memberships During the Last Five Years
	Sterling Check Corp. Consolidated Edison, Inc.				2015 - Present 2006 – Present

Edward Waitzer Toronto, Ontario Age: 70 Director Since: May 16, 2023 Independent Areas of Expertise: ·Legal ·Governance ·ESG ·Management	Mr. Waitzer was a long-time partner of Stikeman Elliott LLP until his retirement in 2021, including serving as Chair of the firm from 1999 to 2006. Mr. Waitzer was also a professor and the Jarislowsky Dimma Mooney Chair in Corporate Governance at Osgoode Hall Law School and the Schulich School of Business at York University. Mr. Waitzer also has considerable regulatory and governance experience, having served as the Chairman of the Ontario Securities Commission from 1993 to 1996.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(7)
	Board Audit & Risk	3 of 3 1 of 1	100% 100%	Subordinate Voting Shares Total Value of Securities(2) Equity Ownership Policy(3)		1,700 US$215,084 Met
Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	May 16, 2023	May 16, 2028	11,250	US$91.84	11,250	US$390,150
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$219,825
Public Board Memberships During the Last Five Years
	Home Capital Group Inc. Martinrea International Inc. Cymbria Corporation				2022 - 2023 2021 – Present 2021 - Present

__________

Notes:

(1)	Securities relates to Subordinate Voting Shares and Multiple Voting Shares held as at December 31, 2023. See "Authorized Capital, Outstanding Shares and Principal Holders of Shares". The information contained herein as to securities beneficially owned, or controlled or directed, directly or indirectly as at December 31, 2023 is based upon information furnished to Colliers by the respective director nominees.
(2)	Determined using the closing price per Subordinate Voting Share on NASDAQ on December 30, 2023 of US$126.52.
(3)	The Board has a board equity ownership policy which provides that each member of the Board is required to achieve and maintain, at all times during the period that he or she is a director of Colliers, minimum ownership of shares of Colliers having a value of at least US$100,000. Newly elected or appointed directors of Colliers are permitted two years within which to attain the foregoing minimum ownership amount. See "Statement of Corporate Governance Practices – Board Equity Ownership Policy". Subsequent to the date of this Circular, but prior to the Record Date, Ms. Puri acquired a sufficient number of Subordinate Voting Shares to satisfy this minimum ownership requirement.
(4)	Information includes options held as at December 31, 2023. The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and the balance on the fourth anniversary of the grant date. Notwithstanding the foregoing, the vesting of the noted options held by each non-employee director is accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director's fiduciary duties or other legal obligations to Colliers. The expiration date is the fifth anniversary of the grant date. The value of the options was determined using the closing price of the Subordinate Voting Shares on NASDAQ on December 30, 2023 of US$126.52 less the exercise price of the applicable stock options.
(5)	1,663,515 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares held as at December 31, 2023 were held by Henset Capital Inc., an entity controlled by Mr. Hennick. 3,172,858 Subordinate Voting Shares held as at December 31, 2023 were held by FSV Shares LP, an entity controlled by Mr. Hennick. 355,214 Subordinate Voting Shares held at December 31, 2023 were held by FSV Shares III LP, an entity controlled by Mr. Hennick. 31,400 Subordinate Voting Shares held at December 31, 2023 were held by The Jay & Barbara Hennick Foundation, an entity controlled by Mr. Hennick.
(6)	7,500 of the Subordinate Voting Shares noted as at December 31, 2023 were held by McWain Partners LLC, an entity controlled by Mr. Sutherland.
(7)	The Subordinate Voting Shares noted as at December 31, 2023 were held by Waitzer Professional Corporation, an entity controlled by Mr. Waitzer.

Following the Meeting, Colliers will issue a news release disclosing the detailed results of the vote for the election of directors in accordance with the rules of the TSX.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the knowledge of Colliers and based upon information provided to it by the proposed directors for election to the Board, none of the proposed directors:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Colliers) that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including Colliers) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, except for Benjamin Stein, who served as a director of GTT Communications, Inc. (“GTT”) from May 2019 until December 2021. GTT commenced Chapter 11 bankruptcy proceedings in the United States in October 2021 which were subsequently completed in December 2022.

Amendment to the Option Plan

As at the date hereof, options to purchase 3,227,250 Subordinate Voting Shares (or 6.8% of the aggregate outstanding Common Shares) have been granted under the Option Plan and remain outstanding. Taking into account the options that were previously granted and have expired or been exercised (and accordingly not returned to the pool of options available to be granted), options exercisable for 102,300 Subordinate Voting Shares (or 0.2% of the aggregate outstanding Common Shares) remain available for granting as at the date hereof based on the current aggregate limit set out in the Option Plan. The sum of: (a) the options to purchase 3,227,250 Subordinate Voting Shares that were outstanding as at the date hereof; and (b) the options to purchase 102,300 Subordinate Voting Shares remaining available to grant, equals 7.0% of the aggregate outstanding Common Shares as of February 15, 2024. See "Executive Compensation – Equity Compensation Plan Information - Stock Option Plan" for a complete description of the Option Plan.

Colliers proposes to, and the Board has approved (subject to receiving shareholder approval at the Meeting) an, increase the total number of Subordinate Voting Shares reserved for issuance pursuant to the Option Plan by 1,500,000 Subordinate Voting Shares. The increase in the number of Subordinate Voting Shares issuable upon exercise of options under the Option Plan is intended to replenish the number of options available as a result of previous allocations and exercises of options.

In order to be competitive, Colliers must make available to employees and officers long-term incentives in the form of stock options. With the adoption of the proposed amendment to the Option Plan, Colliers is asking shareholders to authorize it to grant additional stock options exercisable for a further 1,500,000 Subordinate Voting Shares in this regard.

If the proposed amendment to the Option Plan is approved and if all of such new options were granted, vested and exercised, the 1,500,000 Subordinate Voting Shares would represent 3.2% of the Common Shares outstanding as at the date hereof. Such amount, together with the 102,300 Subordinate Voting Shares remaining reserved for further issuance pursuant to the Option Plan (for a total of 1,602,300 Subordinate Voting Shares remaining reserved for issuance), would represent approximately 3.4% of the Common Shares outstanding as at the date hereof. Further, the sum of the total 1,602,300 Subordinate Voting Shares remaining reserved for issuance and the options to purchase 3,227,250 Subordinate Voting Shares that are outstanding as at the date hereof would represent 10.2% of the Common Shares outstanding as at the date hereof.

Based upon: (i) the fact that a significant number of employees and officers of Colliers and its subsidiaries have historically participated in the option plans of Colliers; (ii) the discipline that Colliers exercises in issuing additional shares to avoid diluting existing shareholders; and (iii) the four year vesting period Colliers intends to impose on all option grants under the Option Plan, Management recommends that shareholders vote in favour of approving the proposed amendment to the Option Plan. Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the shares represented thereby in favour of approving the proposed amendments to the Option Plan.

Pursuant to the policies of the TSX, the proposed amendments to the Option Plan must be approved by a majority of the votes cast in person or by proxy at the Meeting. At the Meeting, Colliers shareholders will be asked to approve the proposed amendments to the Option Plan by passing an ordinary resolution in the following form:

“BE IT RESOLVED THAT:

1.	The amendment to the Colliers Stock Option Plan, as amended, to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by an additional 1,500,000, together with any required consequential amendments, be approved.

2.	Any one director or officer of Colliers is authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

Advisory Resolution on Executive Compensation

Colliers believes that its compensation objectives and approach to executive compensation appropriately align the interests of Management with the long term interests of shareholders. Details of Colliers' approach to executive compensation is disclosed above. See "Executive Compensation – Compensation Discussion and Analysis".

Shareholders will be asked at the Meeting to consider and, if deemed advisable, pass the following non-binding advisory resolution (the "Say on Pay Resolution"):

"BE IT RESOLVED THAT, on an advisory basis and without diminishing the role and responsibilities of the Board, that the shareholders of Colliers accept the approach to executive compensation disclosed in the management information circular delivered in advance of the annual meeting of shareholders held on April 2, 2024."

The Board recommends that shareholders vote for the Say on Pay Resolution. Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the Colliers shares represented thereby for the Say on Pay Resolution.

Because the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board and the Compensation Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to change its engagement with Colliers shareholders on executive compensation and related matters. Colliers will disclose the results of the Say on Pay Resolution as a part of its report on voting results for the Meeting. The Board welcomes comments and questions on Colliers' executive compensation practices. Shareholders who wish to contact the Board can do so as noted below under "Shareholder Engagement".

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise indicated in this Circular, no person who has been a director or executive officer of Colliers at any time since the beginning of Colliers' last financial year, no proposed nominee for election as a director of Colliers, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Colliers, other than as disclosed elsewhere in this Circular, no informed person of Colliers, any proposed director of Colliers or any associate or affiliate of any informed person or proposed director of Colliers has had any material interest, direct or indirect, in any transaction since the commencement of Colliers' most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Colliers or any of its subsidiaries. An "informed person" means a director or executive officer of Colliers, a director or executive officer of a person or company that is itself an informed person or subsidiary of Colliers, or any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of Colliers or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Colliers.

In April 2021, as discussed elsewhere in this Circular, Colliers entered into a transaction with Mr. Hennick and certain entities related thereto in order to, among other things, settle a previously existing long-term incentive arrangement and provide for an orderly timeline for the elimination of Colliers’ dual class share structure. For further details regarding this transaction, please see the management information circular for the meeting of shareholders on April 14, 2021, a copy of which is available on SEDAR+ at www.sedarplus.ca

INSURANCE

Colliers holds a directors' and officers' liability insurance policy (the "Policy") which is designed to protect Colliers and its directors and officers against any legal action which may arise as a result of wrongful acts on the part of directors and/or officers of Colliers. The Policy is written for limits of US$60 million subject to a corporate deductible of US$5 million on securities claims and US$2.5 million on all other claims. In respect of the year ended December 31, 2023 the cost to Colliers in maintaining the Policy was US$950,000.

ADDITIONAL INFORMATION

Additional information relating to Colliers is available on SEDAR+ at www.sedarplus.ca. Financial information is being provided in Colliers' comparative financial statements for the year ended December 31, 2023 and the related management's discussion and analysis. A copy of the following documents may be obtained, without charge, upon request to the Corporate Secretary of Colliers at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4, Phone (416) 960-9500, Fax: (416) 960-5333: (a) the latest Annual Information Form of Colliers together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the comparative financial statements of Colliers for the year ended December 31, 2023 together with the accompanying Report of Independent Registered Public Accounting Firm thereon, any interim financial statements of Colliers for periods subsequent to December 31, 2023 and the related management's discussion and analysis therefor; and (c) this Circular.

SHAREHOLDER ENGAGEMENT

Shareholders, employees and other interested parties may communicate directly with the Board through the Lead Director by writing to:

Lead Director Colliers International Group Inc. 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4 investor.relations@colliers.com

GENERAL

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, Colliers shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgement of the nominees voting same. The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

By Order of the Board

Matthew Hawkins
February 15, 2024	Vice President, Legal Counsel and Corporate Secretary

APPENDIX A

BOARD MANDATE

The purpose of this mandate ("Mandate") of the board of directors (the "Board") of Colliers International Group Inc. (the "Company") is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

Purpose of the Board

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company's business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company's constating documents and in accordance with applicable law and any policies adopted from time to time by the Board. From time to time, the Nominating and Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under "Role and Responsibilities of the Board" below as well as for other duties as they arise in the director's role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company's strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

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•	an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

Ethics

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chairman or Lead Director and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company's constating documents, the Company's Code of Ethics and Conduct and other policies applicable to directors as are adopted from time to time.

Meetings

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chairman or Lead Director. Board members may propose agenda items though communication with the Chairman or Lead Director. The Chairman is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chairman is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The Lead Director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chairman or Lead Director.

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Role and Responsibilities of the Board

The Board is responsible for approving the Company's goals, objectives and strategies. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company's business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management's strategic plans;

•	review and approve the Company's financial objectives, business plans and budgets, including material capital expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company's internal control system and management information systems;

•	developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

•	satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company's corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company's timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company's image to investors, employees, customers and the public.

Procedures to Ensure Effective and Independent Operation

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate and in the position descriptions of the Chairman of the Board and the Lead Director, the Board has adopted the following procedures:

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•	the Board has complete access to the Company's management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management's reports;

•	subject to the approval of the Board, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•	the Chairman of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•	the Chairman, together with the Chief Executive Officer, shall develop a position description for the Chief Executive Officer. This position description shall be approved by the Board.

Board Committees

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit & Risk Committee; (2) Executive Compensation Committee; and (3) Nominating & Corporate Governance Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.